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07024122

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Sumitomo Trust & Banking

*CURRENT ADDRESS

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUN 0 8 2007
THOMSON FINANCIAL

FILE NO. 82- 04617 FISCAL YEAR 3-31-07

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dw

DAT : 6/6/07

082-04617

The Sumitomo Trust & Banking Co., Ltd.
Financial Results for Fiscal Year 2006

May 21, 2007

Tokyo office	: 4-4, Marunouchi 1-chome, Chiyoda-ku, TOKYO, JAPAN
Stock exchange listings	: Tokyo and Osaka (code: 8403)
URL	: http://www.sumitomotrust.co.jp/IR/company/index_en.html
Representative	: Yutaka Morita, President and CEO
Date of the ordinary general meeting of shareholders	: June 28, 2007
Payment date of cash dividends	: June 29, 2007
Filing date of financial statements	: June 29, 2007
Trading Accounts	: Established

(All amounts less than one million yen are rounded down.)

ARIS
5-31-07

1. Consolidated Financial Results for Fiscal Year 2006 (April 1, 2006 through March 31, 2007)

(1) Consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
Fiscal Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2007	853,365	8.0	170,171	(1.0)	103,820	3.7
March 31, 2006	789,875	57.7	171,949	28.2	100,069	3.3

	Net Income per Share	Net Income per Share (Diluted)	Net Income to Net Assets Ratio	Operating Profits to Total Assets Ratio	Operating Profits to Operating Income Ratio
Fiscal Year Ended	Yen	Yen	%	%	%
March 31, 2007	62.05	62.04	8.8	0.8	19.9
March 31, 2006	59.91	59.87	9.9	0.9	21.8

Equity in earnings of affiliates: Year ended March 31, 2007 5,861 millions of yen, Year ended March 31, 2006 2,695 millions of yen

(2) Consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
March 31, 2007	21,003,064	1,447,907	5.9	738.78	11.40 (preliminary)
March 31, 2006	20,631,938	1,117,991	5.4	668.38	10.90

Net Assets less Minority Interests: March 31, 2007 1,237,167 millions of yen, March 31, 2006 - millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets less Minority Interests / Total Assets

(*2) Consolidated BIS Capital Adequacy Ratio from the end of March 2007 was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No19, 2006.)" Ratio at the end of March 2006 was calculated based on the previous standard.

(3) Consolidated Cash Flows

	Cash Flows from Operating Activities	Cash Flows from Investing Activities	Cash Flows from Financing Activities	Cash and Cash Equivalents at End of Period
Fiscal Year Ended	Millions of Yen	Millions of Yen	Millions of Yen	Millions of Yen
March 31, 2007	(1,174,494)	744,304	181,729	443,240
March 31, 2006	1,804,932	(1,291,109)	22,745	691,450

2. Dividends

	Dividends per Share			Total Dividends Payment (Annual)	Pay-out Ratio (Consolidated)	Dividends to Net Assets Ratio (Consolidated)
	Interim	Year-end	Annual			
Fiscal Year Ended	Yen	Yen	Yen	Millions of Yen	%	%
March 31, 2006	6.00	6.00	12.00	20,057	20.0	2.0
March 31, 2007	8.50	8.50	17.00	28,455	27.4	2.4
March 31, 2008 (Forecast)	9.00	9.00	18.00		25.1	

3. Forecasts of Consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2007	480,000	23.8	90,000	(9.3)	55,000	(14.0)	32.84
Fiscal Year Ending March 31, 2008	980,000	14.8	185,000	8.7	120,000	15.6	71.66

This financial information is summarized translations of the brief financial statements (Kessan Tanshin) and explanatory material.
For further information, please contact the Investor Relation Office, Financial Management Department at 03-3286-8354 by phone, 03-3286-4654 by facsimile, or e-mail : rstbirnews@sumitomotrust.co.jp.

4. Other Information

(1) Changes in the scope of consolidation during Fiscal Year 2006: Yes

Included: 1 (STB Preferred Capital 3(Cayman) Limited)

Excluded: None

(2) Changes in accounting principles, procedures and presentation in preparation of financial statements

1) Changes due to revision in accounting standards: Yes

2) Other changes: None

(3) Number of issued shares (Common stock)

1) Number of issued shares

March 31, 2007 : 1,675,034,546 shares, March 31, 2006 : 1,672,892,956 shares

2) Number of treasury stock

March 31, 2007 : 429,396 shares, March 31, 2006 : 322,191 shares

< Reference > Summary of Non-consolidated Financial Results

1. Non-consolidated Financial Results for Fiscal Year 2006 (April 1, 2006 through March 31, 2007)

(1) Non-consolidated Financial Results (% of change from previous period)

	Operating Income		Operating Profits		Net Income	
Fiscal Year Ended	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%
March 31, 2007	558,470	0.1	134,551	(9.3)	81,813	(7.6)
March 31, 2006	558,127	16.6	148,293	23.0	88,497	4.5

	Net Income per Share	Net Income per Share (Diluted)
Fiscal Year Ended	Yen	Yen
March 31, 2007	48.90	48.89
March 31, 2006	52.98	52.95

(2) Non-consolidated Financial Position

	Total Assets	Net Assets	Net Assets to Total Assets Ratio (*1)	Net Assets per Share	Non-Consolidated BIS Capital Adequacy Ratio (*2)
As of	Millions of Yen	Millions of Yen	%	Yen	%
March 31, 2007	20,404,956	1,195,505	5.9	713.90	12.30 (preliminary)
March 31, 2006	20,371,732	1,096,049	5.4	655.27	11.62

Net Assets: March 31, 2007 1,195,505 millions of yen, March 31, 2006 1,096,049 millions of yen

(*1) Net Assets to Total Assets Ratio = Net Assets / Total Assets

(*2) Non-Consolidated BIS Capital Adequacy Ratio from the end of March 2007 was calculated based on the "Standard to determine the adequacy of bank's capital concerning its assets provided under the Paragraph 2, Article 14 of the Banking Law (FSA Announcement No19, 2006.)" Ratio at the end of March 2006 was calculated based on the previous standard.

2. Forecasts of Non-consolidated Financial Results for Fiscal Year 2007 (April 1, 2007 through March 31, 2008)

(% of change from previous period)

	Operating Income		Operating Profits		Net Income		Net Income per Share
	Millions of Yen	%	Millions of Yen	%	Millions of Yen	%	Yen
Six Months Ending September 30, 2007	280,000	4.8	75,000	(12.7)	45,000	(18.9)	26.87
Fiscal Year Ending March 31, 2008	580,000	3.9	155,000	15.2	100,000	22.2	59.72

Above forecasts are based on information, which is available at this moment, and assumptions of uncertain factors, which may affect future operating results. Actual results may differ materially from those forecasts depending on various future events and conditions.

Organization of the Sumitomo Trust & Banking group

The Sumitomo Trust & Banking group (The Sumitomo Trust and Banking Co., Ltd., subsidiaries and affiliates, hereafter "STB Group") conducts primarily trust banking business as well as other wide range of services: leasing, credit cards, venture capital, investment trust advisory, housing brokerage and think tank.
STB Group includes 34 consolidated subsidiaries and 7 affiliates accounted for by the equity method.
Positioning of businesses and business segments of STB group at the end of this fiscal year are as follows.

Business Segment	Location	Names of Major Companies
Trust Banking Business	Japan	The Sumitomo Trust and Banking Co., Ltd. (Head office, Branches: 50, Subbranches: 9) Consolidated subsidiaries: 8, Affiliates accounted for by the equity method: 5 [Principal subsidiaries and affiliates] * The Sumishin Shinko Co., Ltd. * Sumishin Guaranty Co., Ltd. * Sumishin Business Service Co., Ltd. * Japan TA Solution, Ltd. * Sumishin Information Service Co., Ltd. ** Sumishin SBI Net Bank Research Co., Ltd. ** Japan Pension Operation Service, Ltd. ** Human Resource Management Service & Consulting Co., Ltd. ** Japan Trustee Services Bank, Ltd. ** Japan Trustee Information Systems, Ltd.
	Overseas	The Sumitomo Trust and Banking Co., Ltd. (Branches: 4) Consolidated subsidiaries: 8 [Principal subsidiaries] * The Sumitomo Trust Finance (H.K.) Ltd. * Sumitomo Trust and Banking (Luxembourg) S.A * STB Preferred Capital (Cayman) Ltd. * Sumitomo Trust and Banking Co. (U.S.A.) * STB Preferred Capital 2(Cayman) Ltd. * STB Preferred Capital 3(Cayman) Ltd.
Leasing Business	Japan	Consolidated subsidiaries: 5 [Principal subsidiaries] * STB Leasing Co., Ltd. * Sumishin Matsushita Financial Services Co., Ltd.
Financial-Related Business	Japan	Consolidated subsidiaries: 9, Affiliates accounted for by the equity method: 2 [Principal subsidiaries and affiliates] * First Credit Corporation * STB Wealth Partners Co., Ltd. * STB Real Estate Investment Management Co.,Ltd. * Sumishin Life Card Co., Ltd. * Sumishin Card Co., Ltd. * STB Investment Corporation * STB Asset Management Co., Ltd. * STB Research Institute Co., Ltd. * Sumishin Realty Co., Ltd. ** BUSINEXT CORPORATION ** Top REIT Asset Management Co., Ltd.
	Overseas	Consolidated subsidiaries: 4 [Principal subsidiary] * STB Omega Investment Ltd.

Notes: 1 * denotes a consolidated subsidiary and ** denotes an affiliate accounted for by the equity method.
2 As STB Leasing Co., Ltd. became the consolidated subsidiary, Leasing Business, formerly included in Financial-Related Business, is separately presented.

Consolidated Balance Sheet

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Assets:			
Cash and Due from Banks	789,472	892,274	(102,802)
Call Loans and Bills Bought	299,623	440,945	(141,322)
Monetary Claims Bought	753,314	583,153	170,161
Trading Assets	608,887	435,044	173,842
Money Held in Trust	20,031	14,768	5,262
Securities	5,265,243	5,767,544	(502,300)
Loans and Bills Discounted	10,487,237	10,186,276	300,961
Foreign Exchanges	6,618	3,083	3,534
Other Assets	2,077,233	1,608,153	469,080
Premises and Equipment	――	109,653	――
Tangible Fixed Assets	131,120	――	――
Intangible Fixed Assets	134,619	――	――
Deferred Tax Assets	26,187	20,320	5,866
Goodwill	――	113,165	――
Customers' Liabilities for Acceptances and Guarantees	516,865	533,760	(16,894)
Reserve for Possible Loan Losses	(106,671)	(76,206)	(30,465)
Reserve for Losses on Investment Securities	(6,718)	-	(6,718)
Total Assets	21,003,064	20,631,938	371,126
Liabilities:			
Deposits	11,361,270	10,363,233	998,036
Negotiable Certificates of Deposit	2,354,648	2,408,656	(54,008)
Call Money and Bills Sold	153,620	669,023	(515,403)
Payables under Repurchase Agreements	683,686	983,715	(300,028)
Payables under Securities Lending Transactions	292,166	703,050	(410,884)
Trading Liabilities	53,682	69,861	(16,179)
Borrowed Money	927,931	417,089	510,842
Foreign Exchanges	4	1	2
Short-term Corporate Bonds	333,959	331,600	2,359
Bonds and Notes	549,455	377,600	171,855
Borrowed Money from Trust Account	1,319,548	1,733,446	(413,898)
Other Liabilities	878,955	664,394	214,561
Reserve for Employees' Bonus	5,752	5,790	(37)
Reserve for Bonus for Directors and Corporate Auditors	85	-	85
Reserve for Employee Retirement Benefits	10,078	10,204	(125)
Deferred Tax Liabilities	107,334	77,022	30,312
Deferred Tax Liabilities for Land Revaluation	6,113	6,410	(297)
Acceptances and Guarantees	516,865	533,760	(16,894)
Total Liabilities	19,555,157	19,354,861	200,296
Minority Interests	――	159,085	――
Stockholders' Equity:			
Capital Stock	――	287,283	――
Capital Surplus	――	240,703	――
Retained Earnings	――	349,751	――
Revaluation Reserve for Land, Net of Taxes	――	(3,740)	――
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	――	248,116	――
Foreign Currency Translation Adjustments	――	(3,871)	――
Treasury Stock	――	(251)	――
Total Stockholders' Equity	――	1,117,991	――
Total Liabilities, Minority Interests and Stockholders' Equity	――	20,631,938	――
Net Assets:			
Owners' Equity:	959,340	――	――
Capital Stock	287,517	――	――
Capital Surplus	242,538	――	――
Retained Earnings	429,674	――	――
Treasury Stock	(389)	――	――
Valuation and Translation Adjustments:	277,817	――	――
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	295,213	――	――
Net Deferred Losses on Hedging Instruments, Net of Taxes	(9,710)	――	――
Revaluation Reserve for Land, Net of Taxes	(4,168)	――	――
Foreign Currency Translation Adjustments	(3,517)	――	――
Minority Interests	210,749	――	――
Total Net Assets	1,447,907	――	――
Total Liabilities and Net Assets	21,003,064	――	――

Notes to Consolidated Balance Sheet at the end of the Fiscal Year 2006

1. Trading Assets and Liabilities

Transactions for "Trading Purposes" (purposes for seeking to capture gains arising from short-term changes in interest rates, currency exchange rates in markets or securities prices in markets and other market-related indices or from differences between markets) are included in "Trading Assets" and "Trading Liabilities" on a trade date basis.

Trading account securities and monetary claims are stated at market value of the balance sheet date and financial derivatives for trading purposes, such as swaps, futures and options, are valued on the assumption that they are settled at the balance sheet date.

2. Securities

Under the accounting standard for financial instruments, the Bank is required to explicitly determine the objectives of holding each security and classify them into (1) securities held for trading purposes ("trading securities"), (2) debt securities intended to be held to maturity ("held to maturity debt securities"), (3) equity securities issued by subsidiaries and affiliated companies, or (4) all other securities that are not classified in any of the above categories ("available for sale securities").

Held to maturity debt securities are carried at amortized cost, using the moving average method. Equity securities issued by subsidiaries and affiliated companies that are neither consolidated nor accounted for using the equity method are stated at moving average cost.

Japanese stocks classified as available for sale securities with fair market value are revaluated at the average fair market value of the final month in the fiscal year.

Securities other than Japanese stocks classified as available for sale securities with fair market value are revaluated at the balance sheet date.

Available for sale securities without fair market value are carried at cost or amortized cost using the moving average method.

Net unrealized gains (losses) on securities available for sale, net of taxes are recorded as a separate component of net assets and reported on the consolidated balance sheet.

3. Securities Invested In Money Held In Trust

Securities invested in money held in trust, which is solely entrusted by the Bank for security trading purpose, are revalued at the fair market value.

4. Derivative Financial Instruments

Derivative financial instruments other than trading purposes are valued on the assumption that they are settled at the balance sheet date (the mark-to-market accounting method).

5. Tangible Fixed Assets

Tangible fixed assets are depreciated using the declining-balance method over the following estimated useful lives. Buildings acquired on and after April 1, 1998 are depreciated using the straight-line method.

Buildings : 3 to 60 years
Equipment : 2 to 20 years

Tangible fixed asset of subsidiaries are depreciated mainly using the declining-balance method over the estimated useful lives.

6. Intangible Fixed Assets

Intangible fixed assets are depreciated primarily using the straight-line method. Expenses related to software for internal use are capitalized in "Intangible Fixed Assets" and amortized over the estimated useful lives, generally 5 years.

Goodwill is amortized over certain periods reasonably determined case by case no longer than 20 years, or expensed as incurred during the current fiscal year if it is deemed immaterial.

7. Delivery Costs of Stocks, Issuance Costs of Bonds and Discounts of Bonds

Delivery costs of stocks and issuance costs of bonds are charged to expenses when incurred.

The Bank adopted the revised Accounting Standards Board of Japan (hereafter "ASBJ") Statement No.10, "Accounting Standards for Financial Instruments" (revised by the ASBJ on August 11, 2006). Accordingly, bonds issued after April 1, 2006, are carried at amortized cost using the straight-line method. As the result, Discounts of bonds included in "Other Assets" decreased by 350 million yen, "Short-term Corporate Bond" decreased by 240 million yen and "Bonds and Notes" decreased by 109 million yen.

In addition, the Bank adopted the transitional treatment of the Practical Issues Task Force No.19, "Tentative Solution on Accounting for Deferred Assets" (issued by the ASBJ on August 11, 2006). As the result, discounts of bonds and notes at the March 31, 2006 are depreciated using the straight-line method over the lives of the instruments, and are deducted from "Bonds and Notes."

8. Foreign currency translation

Assets and liabilities denominated in foreign currencies are primarily translated into yen at the exchange rate at the balance sheet date.

Assets and liabilities of consolidated overseas subsidiaries are translated into yen at the exchange rate at the each balance sheet date.

9. Reserve for possible loan losses

As for the Bank, reserve for possible loan losses is provided as detailed below, pursuant to the internal rules for self-assessment of assets' quality and the internal rules regarding reserves for possible credit losses.

For claims to debtors who are legally bankrupt (due to bankruptcy, subject to the Japanese Civil Rehabilitation Law, suspension of transactions with banks by the rules of clearinghouses, etc.) or virtually bankrupt, the specific reserve is provided based on the amount of claims, after direct deduction described below, net of the amount expected to be collected through the disposal of collateral or execution of guarantees.

For claims to debtors who are likely to become bankrupt, the specific reserve is provided for the amount considered to be necessary based on an overall solvency assessment on net amounts expected to be collected through the disposal of collateral or execution of guarantees.

Among for claims to debtors with more than certain amount of the Bank's claims to debtors, 1) who are likely to become bankrupt, 2) to whom the Bank has Restructured Loans, or 3) whom the Bank classifies as "Special Mention Debtors" other than substandard ones meeting certain credit criteria, where future cash flows from capital collection and interest receipt could be reasonably estimated, a reserve is provided for the difference between the present value of expected future cash flows discounted at the original contracted interest rate before relaxing to support and the current book value of the claims.

For claims that are classified to the categories other than above, the general reserve is provided based on the historical loan-loss-ratio.

The reserve for loans to borrowers in specific foreign countries is provided based on expected losses due to the political and economic situation of these countries.

All claims are assessed by the responsible branches and the Global Credit Supervision Department based on the internal rules for self-assessment of assets' quality. The Corporate Risk Management Department, which is independent from branches and credit supervision division, subsequently conducts the audits of their assessments, and the reserve is adjusted to reflect the audit results.

As for the consolidated subsidiaries, the reserve for possible loan losses is provided based on the historical loan-loss-ratio for ordinary claims, and based on the amount expected to be uncollectible for each specific claim, respectively.

And for claims to debtors who are legally bankrupt or virtually bankrupt with collateral or guarantees, the expected uncollectible amount, net of amounts expected to be collected through the disposal of collateral or through the execution of guarantees, are deducted directly out of the original amount of claims. The deducted amount was 31,963 million yen.

10. Reserve for losses on investment securities

Reserve for losses on investment securities is provided for the possible losses on securities, which are estimated based on the financial conditions of issuers.

11. Reserve for employees' bonus

Reserve for employees' bonus is provided for the estimated employees' bonuses attributable to the fiscal year.

12. Reserve for Bonus for Directors and Corporate Auditors

Bonus for directors and corporate auditors, formerly appropriated and paid from the retained earnings, are accounted for as expense with an allowance of the estimated amount attributable for the fiscal year due to the adoption of the ASBJ Statement No.4, "Accounting Standard for Directors' Bonus" (issued by the ASBJ on November 29, 2005) after the fiscal year ending following the enactment of the Corporate Law.

As the result, "General and Administrative Expenses" increased by 85 million yen and "Income before Income Taxes and Others" decreased by the same amount compared to the previous treatment.

13. Reserve for employee retirement benefits

Reserve for employee retirement benefits is provided based on the projected benefit obligation and the fair value of the plan assets at the balance sheet date.

Prior service cost is recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years). Actuarial gains and losses are recognized in expenses using the straight-line method over the average expected remaining service years (mainly 10 years).

14. Accounting for leases

As for the Bank and consolidated subsidiaries, finance leases, whereby the ownership of the property deemed not transferred to the lessee, are accounted for by an accounting treatment equivalent to operating leases.

15. Derivatives and hedge accounting

(Interest Related Transactions)

The Bank manages interest rate risk arising from various assets and liabilities, such as loans, bills discounted, deposits, etc., by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24, hereafter "Report No. 24"). In hedging activities to offset changes in the fair value of deposits, loans, etc., as hedged items, the Bank designates hedged items and interest rate swaps etc. as hedging transactions by grouping them by their maturities. As for cash-flow-hedge, the effectiveness of the hedge is assessed by confirming the correlation between the fluctuant factor of interest rate for hedged items and for hedging transactions. In accordance with "Temporary Treatment for Accounting and Auditing concerning Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.15), the bank had adopted "Macro Hedge Accounting" to account for certain interest related derivatives, which were utilized to manage interest rate exposure of certain changes of transactions such as loans and deposits.

Deferred hedge income (losses) resulted from "Macro Hedge Accounting", which are included in "Net Assets" in the consolidated balance sheet, are amortized over the remaining period for each hedging transaction. At the balance sheet date, deferred hedge losses and income (before net of taxes) resulted from "Macro Hedge Accounting" were 52,131 million yen and 51,101 million yen, respectively.

(Currency Related Transactions)

The Bank manages foreign exchange risk arising from various assets and liabilities denominated in foreign currencies by using financial derivative transactions and applies deferred hedge accounting regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in Banking Industry" (JICPA Industry Auditing Committee Report No. 25, hereafter "Report No. 25"). The Bank designates specific currency swaps and foreign exchange swaps made to mitigate foreign exchange risks arising from monetary claims and debts denominated in foreign currencies as hedging transactions. The effectiveness of the hedge is assessed by confirming that the monetary claims and debts denominated in foreign currency as hedged items exceed the position of those hedging transactions. The Bank also applies fair value hedge to mitigate foreign currency exchange rate exposure in available for sale securities denominated in foreign currencies (other than bonds) as "Portfolio Hedges" when hedged foreign currency securities are specified in advance to the inception of the transactions and spot forward liabilities exist on a foreign currency basis that exceed acquisition costs of the foreign currency securities designated as hedged items.

(Internal Hedge Transactions)

Profits and losses arisen from hedging instruments such as interest rate swaps and cross currency swaps among consolidated subsidiaries and between the trading account and other accounts are either accounted as income, losses or deferred as asset, liability or net asset and are not eliminated. This treatment is allowed by the Report No. 24 and 25, under which the Bank operated strictly and nonarbitrarily in conformity with the standard equivalent to the third-party cover transactions that are required for hedge qualification.

(Others)

As for specific assets and liabilities, the Bank also applies the individual deferred hedge accounting. Consolidated subsidiaries apply the individual fair value hedge accounting and the accrual-basis hedge accounting on interest rate swaps.

16. National and Local Consumption Taxes

National and local consumption taxes of the Bank and consolidated subsidiaries were accounted for using the tax-exclusion method. However, consumption taxes not eligible for deduction such as those with purchasing properties are charged to expenses when incurred.

17. Investments in Stocks of Affiliated Companies

Investments in stocks of affiliated companies excluding consolidated subsidiaries were 39,377 million yen.

18. Accumulated Depreciation of Tangible Fixed Assets

Accumulated depreciation of tangible fixed assets was 106,401 million yen.

19. Tax Qualified Deferred Gains on Tangible Fixed Assets

Total tax qualified deferred gains on tangible fixed assets, which is allowed by the tax law, was 28,337 million yen.

20. Delinquent Loans

"Loans in Bankruptcy Proceedings" and "Other Delinquent Loans" were 2,534 million yen and 93,132 million yen, respectively.

Loans in bankruptcy proceedings are non-accrual loans outstanding (not including direct write-off portion of loans) to borrowers who are legally bankrupt as defined in Article 96 1-3 or 4 of Enforcement Ordinance for the Corporation Tax Law.

Other delinquent loans are non-accrual loans other than 1) loans in bankruptcy proceedings and 2) loans of which interest payments are rescheduled in order to assist the restructuring of borrowers.

21. Loans More than Three Months Past Due

"Loans More than Three Months Past Due" amounted to 2 million yen.

Loans more than three months past due are those loans for which principal or interest payments are more than three months past due from the date succeeding the due date, excluding those loans classified as delinquent loans.

22. Restructured Loans

"Restructured Loans" amounted 39,596 million yen.

Restructured loans are those loans whose terms have been relaxed to support borrowers who are in financial difficulties excluding delinquent loans and loans more than three months past due.

23. Total of Delinquent Loans, Loans More than Three Months Past Due and Restructured Loans

The total of "Loans in Bankruptcy Proceedings", "Other Delinquent Loans", "Loans More than Three Months Past Due" and "Restructured Loans" amounted 135,266 million yen. In addition, amounts described in Notes 20 to 23 were before deducting reserve for possible loan losses.

24. Bills Discounted

The Bank treats bills discounted as financial transaction, which are regulated by the JICPA Industry Auditing Committee Report No. 24. The Bank holds the right to sell or pledge such bills discounted at its discretion and the total face value of these bills amounted to 8,165 million yen.

25. Assets Pledged as Collateral

Following parts of the assets were pledged as collateral.

Trading Assets	44,365	million yen
Securities	1,608,556	million yen
Loans and Bills Discounted	272,204	million yen
Other Assets	65,971	million yen
Corresponding Liabilities of the Assets Pledged as Collateral:		
Deposits	1,230	million yen
Payables under Repurchase Agreements	683,686	million yen
Payables under Securities Lending Transactions	292,166	million yen
Borrowed Money	219,024	million yen

In addition to the above, "Securities" of 743,159 million yen and "Other Assets" of 172 million yen were pledged mainly as collateral in substitution for settlement of cash or margin of future markets. "Other Assets" include margin of future markets of 5,552 million yen, security deposits of 17,036 million yen and cash collateral for derivative transactions of 16,807 million yen.

26. Revaluation Reserve for Land

In accordance with the "Act on Revaluation of Land" (Law No.34, promulgated on March 31, 1998, the "Act"), the Bank revaluated land used for business operations. Unrealized losses on revaluation, net of "Deferred Tax Liabilities for Land Revaluations," are recorded as "Revaluation Reserve for Land, Net of Taxes" in "Net Assets."

Revaluation Date: March 31, 1999

Revaluation method as stipulated in the Paragraph 3, Article 3 of the Act

Revaluations are based on land prices of standardized premises as specified by the Paragraph 1, Article 2 of the "Enforcement Order on Act on Revaluation of Land", and the land prices specified in the Article 4 of the Act after relevant adjustments.

Difference between the fair value and revalued book value of the land for business operations subject to the Article 10 of the Act was 7,099 million yen.

27. Other Assets

"Other Assets" in the consolidated balance sheet includes the amount of 6,316 million yen of the provisional withholding tax payment as the Bank received a reassessment notice from the tax office claiming the Bank's responsibility for collecting withholding tax on some of its repurchase agreement transactions. After a petition with the National Tax Tribunal objecting to such tax imposition, the Bank filed a lawsuit in the Tokyo District Court on March 31, 2005, and vindicated on April 17, 2007. The defendant appealed to the Tokyo High Court on May 1, 2007.

28. Borrowed Money

Borrowed money included subordinate debt of 138,500 million yen.

29. Bonds and Notes

Bonds and notes included subordinate bonds of 536,605 million yen.

30. Principal of Guaranteed Trust Account

Principals of Jointly-Operated Money Trusts ("JOMTs") and Loan Trust, whose repayment of the principal is guaranteed by the Bank, were 903,689 million yen and 694,587 million yen, respectively.

31. Guarantee Liabilities for Privately-Offered Corporate Bonds

The Bank guaranteed 95,073 million yen of corporate bonds in "Securities" which were privately offered (subject to the Paragraph 3, Article 2 of the "Securities Exchange Law.") "Acceptances and Guarantees" and "Customers' Liabilities of Acceptances and Guarantees" from the fiscal year starting April 1, 2006 exclude such amount due to the revision to the appended forms in the "Enforcement Ordinance of the Banking Law" by the "Cabinet Office Ordinance No.38, April 17,

2007."

As the result of this change in presentation, "Acceptances and Guarantees" and "Customers' Liabilities of Acceptances and Guarantees" at the end of March 31, 2007 decreased by 95,073 million yen.

32. Net Income per Share 738.77 yen

The Bank adopted the ASBJ Guidance No.4, "Guidance on Accounting Standard for Earnings Per Share" (revised by the ASBJ on January 31, 2006). Accordingly, the Bank includes net of differed hedge income and losses in the calculation of earnings per share. As the result, the earnings per share decreased by 5.79 yen compared to the previous method.

33. Commitment Line Contracts on overdrafts and loans

Commitment line contracts on overdrafts and loans are agreements to loan up to committed limit as long as there have been no breach of contracts upon the customers' request. The balance of unused commitment line contracts was 8,967,492 million yen, including 7,876,673 million yen of those either maturing within 1 year or unconditionally cancelable. Because most of these contracts expire without being drawn down, the balance of unused commitment line contracts itself does not necessarily represent future cash flows of the Bank and its subsidiaries. In addition, most of these contracts contain clauses allowing the Bank and its subsidiaries to reject requests or reduce committed limits, when there are reasonable reasons such as changes in financial condition, needs to protect claims and other similar necessities. The Bank and its subsidiaries may request the customer to provide collateral such as real estate or securities at the time of the contract, and may ask customers to amend clauses or take measures to secure soundness of the credit thereafter through periodical internal monitoring procedures that have already been in place.

34. Projected Pension Obligations

Projected Pension Obligations and other related figures were as follows.

Projected Pension Obligations	(230,848)	million yen
Plan Assets (Fair Market Value)	310,612	million yen
Unfunded projected benefit obligation	79,764	million yen
Unrecognized net actuarial gain or loss	(10,294)	million yen
Unrecognized prior service costs (net)	842	million yen
Net amount recorded on the consolidated balance sheet	70,313	million yen
Prepaid pension cost	80,391	million yen
Reserve for employee retirement benefits	(10,078)	million yen

35. Presentations of Net Assets

Due to the introduction of the ASBJ Statement No.5, "Accounting Standards for Presentation of Net Assets in the Balance Sheet" (issued by the ASBJ on December 9, 2005) and the ASBJ Guidance No.8, "Guidance on Accounting Standards for Presentation of Net Assets in the Balance Sheet" (issued by the ASBJ on December 9, 2005) from the fiscal year after the enactment of the "Corporate Law," the appended forms in the "Enforcement Ordinance of the Banking Law" have been revised from the fiscal year starting April, 1, 2006 by the Cabinet Office Ordinance No. 60, April 28, 2006. The presentations have been changed as follows.

(1) "Stockholders' Equity" is presented as "Net Assets," which is composed of "Owners' Equity", "Valuation and Translation Adjustments" and "Minority Interests." "Stockholders' Equity" under the previous definition would have been 1,246,868 million yen at the balance sheet date.

(2) Losses and gains as well as fair values from hedging instruments, formerly netted and included in "Other Assets," are accounted, net of taxes, in "Net Deferred Losses on Hedging Instruments, Net of Taxes" in "Valuation and Translation Adjustments."

(3) "Minority Interests" formerly stated after "Liabilities," is presented in "Net Assets."

(4) Former "Premises and Equipment" were reclassified into "Tangible Fixed Assets" for building, land and construction in progress, "Intangible Fixed Assets" for deposits in consideration of the right or "Other Assets" for security deposits.

(5) Software asset formerly included in "Other Assets," is presented in "Intangible Fixed Assets."

(6) Goodwill formerly shown independently in the balance sheet is shown in a part of "Intangible Fixed Assets". As the result, amortization of goodwill, formerly charged to "Other Operating Expenses" in "Operating Expenses," was charged to "General and Administrative Expenses" in "Operating Expenses."

36. Accounting for Investment Associations

The Bank adopted the ASBJ Practical Issues Task Force No.20, "Practical Solution on Application of Control Criteria and Influence Criteria to Investment Associations" (issued by the ASBJ on September 8, 2006). However, the adoption did not have a material impact on the Bank's financial condition.

37. Accounting for Business Combinations and Business Divestitures

The Bank adopted "Opinions about setting Accounting Standards for Business Combinations" (issued by the Business Accounting Council on October 31, 2003), the ASBJ Statement No.7 "Accounting Standard for Business Divestitures" (issued by the ASBJ on December 27, 2005) and the ASBJ Guidance No.10 "Guidance on Accounting Standard for Business Combinations and Accounting Standard for Business Divestitures" (issued by the ASBJ on December 27, 2005) from this period. The effects of these adoptions were immaterial.

38. Stock Option Plans

The details of stock option plans are as follows.

(1) Stock Option Plans

Resolution Date	June 27, 2002	June 27, 2003
Number of Eligible Persons by Positions	Directors 13 Executive Officers 13 Employees 400	Directors 13 Executive Officers 13 Employees 415
Total Number and Type of Stocks Granted	2,514,000 shares of Common Stocks	1,186,000 shares of Common Stocks
Grant Date	July 23, 2002	June 30, 2003
Prerequisite to be Vested	None	None
Required Service Period	None	None
Exercise Period	from July 1, 2004 to June 30, 2006	from July 1, 2005 to June 30, 2007

(2) Size and Change of Stock Options

1) Number of Stock Options

(Shares)

Resolution Date	June 27, 2002	June 27, 2003
Unvested Stock Options		
At the Beginning of Fiscal Year	-	-
Granted	-	-
Forfeited	-	-
Vested	-	-
At the End of Fiscal Year	-	-
Vested Stock Options		
At the Beginning of Fiscal Year	470,000	501,000
Vested	-	-
Exercised	458,000	401,000
Forfeited	12,000	1,000
At the End of Fiscal Year	-	99,000

2) Price Information

(Yen)

Resolution Date	June 27, 2002	June 27, 2003
Exercise Prices	656	415
Weighted-Average Exercise Date Stock Price	1,171	1,285

Consolidated Statement of Income

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Operating Income:			
Trust Fees	73,226	68,900	4,325
Interest Income:	344,541	271,359	73,181
Interest on Loans and Discounts	184,710	137,367	47,342
Interest and Dividends on Securities	127,848	117,590	10,258
Fees and Commissions	134,250	124,999	9,250
Trading Income	8,311	6,317	1,993
Other Operating Income	261,632	234,106	27,525
Other Income	31,403	84,190	(52,787)
Total Operating Income	853,365	789,875	63,490
Operating Expenses:			
Interest Expenses:	184,455	120,386	64,068
Interest on Deposits	94,162	57,363	36,798
Fees and Commissions	30,498	24,427	6,071
Trading Expenses	166	812	(646)
Other Operating Expenses	222,739	200,514	22,225
General and Administrative Expenses	183,334	174,527	8,807
Other Expenses	61,998	97,256	(35,257)
Total Operating Expenses	683,194	617,925	65,268
Operating Profits	170,171	171,949	(1,778)
Extraordinary Profits	5,214	1,738	3,476
Extraordinary Losses	7,607	2,347	5,260
Income before Income Taxes and Others	167,778	171,340	(3,562)
Provision for Income Taxes and Others:			
Current	59,830	5,074	54,756
Deferred	(1,086)	61,978	(63,064)
Minority Interests	5,214	4,218	996
Net Income	103,820	100,069	3,750

Notes to Consolidated Statement of Income for the Fiscal Year 2006

1. Net Income per Share 62.05 yen
2. Net Income per Share (fully diluted) 62.04 yen
3. Trading Profits and Losses

Profits and losses on trading transactions are shown as "Trading Income" or "Trading Expenses" on a trade date basis.

4. Other Income

"Other Income" includes gains on sale of stocks and other securities of 12,350 million yen .

5. Other Expenses

"Other Expenses" includes provision for reserve for possible loan losses of 34,181 million yen, provision for reserve for losses on investment securities of 6,718 million yen and losses on write-offs of 6,462 million yen.

6. Extraordinary Profits

"Extraordinary Profits" includes a settlement amount of 2,500 million yen in connection with the court settlement regarding our legal action on damages against three UFJ Group companies including UFJ Holdings (currently Mitsubishi UFJ Financial Group.)

7. Extraordinary Losses

"Extraordinary Losses" included impairment losses of 4,736 million yen for the buildings to be demolished or sold under the joint redevelopment project including the Bank's Tokyo headquarter and the Bank's plan to consolidate several main offices in the center of Tokyo. In addition, impairment losses of 2,352 million yen were incurred for items such as other buildings and premises to be sold, and software.

Impairment tests were conducted on groups of assets primarily by the branch with headquarters, back offices and welfare facilities as shared assets. Assets held for sale or disposal are tested individually.

Recoverable values are used to assess impairment losses, where net realizable value (mainly appraisal value) depends on the recoverability and those that are not recoverable are fully written down.

Consolidated Statement of Changes in Net Asset

Year ended
March 31, 2007

(Millions of Yen)

	Owners' Equity				
	Capital Stock	Capital Surplus	Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	349,751	(251)	877,487
Changes of Items during the Period:					
Issuance of New Shares	233	1,832			2,066
Dividends from Surplus		-	(24,256)		(24,256)
Bonuses to Directors			(70)		(70)
Net Income			103,820		103,820
Purchase of Treasury Stock				(145)	(145)
Disposal of Treasury Stock		2	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes			429		429
Provision for Reserve for Losses on Overseas Investment			0		0
Net Changes of Items Other than Owners' Equity					
Total Changes of Items during the Period	233	1,835	79,922	(138)	81,853
Balance at the End of the Current Period	287,517	242,538	429,674	(389)	959,340

Year ended
March 31, 2007

(Millions of Yen)

	Valuation and Translation Adjustments						
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Foreign Currency Translation Adjustments	Total Valuation and Translation Adjustments	Minority Interests	Total Net Assets
Balance at the End of Previous Period	248,116	——	(3,740)	(3,871)	240,504	159,085	1,277,076
Changes of Items during the Period:							
Issuance of New Shares							2,066
Dividends from Surplus							(24,256)
Bonuses to Directors							(70)
Net Income							103,820
Purchase of Treasury Stock							(145)
Disposal of Treasury Stock							9
Reversal of Revaluation Reserve for Land, Net of Taxes							429
Provision for Reserve for Losses on Overseas Investment							0
Net Changes of Items Other than Owners' Equity	47,096	(9,710)	(427)	354	37,312	51,663	88,976
Total Changes of Items during the Period	47,096	(9,710)	(427)	354	37,312	51,663	170,830
Balance at the End of the Current Period	295,213	(9,710)	(4,168)	(3,517)	277,817	210,749	1,447,907

Notes to Consolidated Statement of Changes in Net Asset for Fiscal Year 2006

1.Issued Share and Treasury Stock

Issued Share and Treasury Stock are as follows: (Thousands of Shares)

	Number of Shares Outstanding at the End of Previous Period	Increase	Decrease	Number of Shares Outstanding at the End of Current Period	Note
Number of issued shares:					
Common Stock	1,672,892	2,141	-	1,675,034	1), 2)
Treasury Stock:					
Common Stock	322	115	8	429	3), 4)

Note:

1) Issued share increased by 1,282 thousand due to the stock-for-stock exchange in connection with the full acquisition of STB Leasing Co., Ltd.

2) Issued share increased by 859 thousand due to exercise of stock option plans.

3) Treasury stock increased by 115 thousand due to requests for redemption of odd-lot stocks.

4) Treasury stock decreased by 8 thousand due to requests for additional purchase of odd-lot stocks.

2.Dividends

Dividends are as follows:

Resolution	Type of Shares	Cash Dividends Declared	Cash Dividends per Share	Record Date	Effective Date of Distribution
June 29, 2006 Ordinary General Meeting of Shareholders	Common Stock	(Millions of Yen) 10,035	(Yen) 6.00	March 31, 2006	June 30, 2006
November 20, 2006 Board of Directors	Common Stock	(Millions of Yen) 14,221	(Yen) 8.50	September 30, 2006	December 8, 2006

Dividends, which record date is by this period and effective date of distribution is after the end of this period, are as follows.

The Bank is planning to make the following proposal to the ordinary general meeting of shareholders to be held on June 28, 2007.

1) Cash Dividends to be Declared : 14,234 million yen

2) Cash Dividends per Share : 8.50 yen

3) Record Date : March 31, 2007

4) Effective Date of Distribution : June 29, 2007

Retained earnings will be proposed to be allotted for the distribution.

3. Statement of Changes in Net Assets

The Bank adopted the ASBJ Statement No.6, "Statement of Changes in Net Assets" (issued by the ASBJ on December 27, 2005) and the ASBJ Guidance No.9, "Guidance on Accounting Standard for Statement of Changes in Net Assets" (issued by the ASBJ on December 27, 2005) from this fiscal year after the enactment of the "Corporate Law". Accordingly, Statement of Changes in Net Assets replaced Statements of Capital Surplus and Retained Earnings.

Consolidated Statement of Capital Surplus and Retained Earnings

	(Millions of Yen) Mar-06
(Capital Surplus)	
Balance of Capital Surplus at Beginning of Year	240,472
Increase	230
Balance of Capital Surplus at End of Year	240,703
(Retained Earnings)	
Balance of Retained Earning at Beginning of Year	279,966
Increase	100,259
Decrease	30,474
Balance of Retained Earning at End of Year	349,751

Consolidated Statement of Cash Flows

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Cash Flows from Operating Activities :			
Income before Income Taxes and Others	167,778	171,340	(3,562)
Depreciation	14,071	5,475	8,596
Losses on Impairment of Fixed Assets	7,088	828	6,260
Amortization of Goodwill (Negative Goodwill)	6,171	5,343	828
Equity in Losses (Earnings) of Affiliates	(5,861)	(2,695)	(3,165)
Increase (Decrease) in Reserve for Possible Loan Losses	29,259	(19,062)	48,321
Increase (Decrease) in Reserve for Losses on Investment Securities	6,718	(17,958)	24,677
Increase (Decrease) in Reserve for Employees' Bonus	(81)	253	(334)
Increase (Decrease) in Reserve for Bonus for Directors and Corporate Auditors	85	-	85
Increase (Decrease) in Reserve for Employee Retirement Benefits	(635)	(780)	144
Interest Income	(344,541)	(271,359)	(73,181)
Interest Expenses	184,455	120,386	64,068
Losses (Gains) on Securities	(3,495)	(1,690)	(1,805)
Losses (Gains) on Money Held in Trust	(680)	(2,581)	1,901
Losses (Gains) on Foreign Exchanges	(84,777)	(92,888)	8,111
Losses (Gains) on Sale of Premises and Equipment	―	1,407	―
Losses (Gains) on Sale of Fixed Assets	(1,754)	―	―
Net Decrease (Increase) in Trading Assets	(173,842)	(152,232)	(21,610)
Net Increase (Decrease) in Trading Liabilities	(16,179)	18,044	(34,223)
Net Decrease (Increase) in Loans and Bills Discounted	(257,487)	(1,049,936)	792,448
Net Increase (Decrease) in Deposits	997,277	1,224,389	(227,112)
Net Increase (Decrease) in Negotiable Certificates of Deposit	(54,008)	921,631	(975,640)
Net Increase (Decrease) in Borrowed Money other than Subordinated Borrowings	37,130	(235,562)	272,692
Net Decrease (Increase) in Due from Banks other than from Bank of Japan	(147,239)	79,226	(226,465)
Net Decrease (Increase) in Call Loans and Others	75,699	(713,790)	789,489
Net Increase (Decrease) in Call Money and Others	(815,431)	414,142	(1,229,574)
Net Increase (Decrease) in Payables under Securities Lending Transactions	(410,884)	649,542	(1,060,427)
Net Decrease (Increase) in Foreign Exchange Assets	(3,534)	4,313	(7,848)
Net Increase (Decrease) in Foreign Exchange Liabilities	2	(901)	904
Net Increase (Decrease) in Short-term Corporate Bonds Liabilities	(90,454)	331,600	(422,054)
Net Increase (Decrease) in Borrowed Money from Trust Account	(413,898)	259,710	(673,608)
Interest Income Received on Cash Basis	336,732	290,262	46,470
Interest Expenses Paid on Cash Basis	(166,196)	(116,786)	(49,409)
Other - Net	(37,586)	(8,536)	(29,049)
Sub-Total	(1,166,098)	1,811,136	(2,977,225)
Income Tax Paid	(8,396)	(6,203)	(2,193)
Net Cash Provided by (Used in) Operating Activities	(1,174,494)	1,804,932	(2,979,427)
Cash Flows from Investing Activities :			
Purchase of Securities	(3,532,205)	(6,593,697)	3,061,492
Proceeds from Sale of Securities	3,386,301	4,950,377	(1,564,075)
Proceeds from Redemption of Securities	978,915	501,262	477,653
Increase in Money Held in Trust	(5,000)	(10,299)	5,299
Decrease in Money Held in Trust	417	106	310
Purchase of Premises and Equipment	―	(6,850)	―
Purchase of Tangible Fixed Assets	(51,725)	―	―
Proceeds from Sale of Premises and Equipment	―	3,034	―
Proceeds from Sale of Tangible Fixed Assets	3,722	―	―
Purchase of Intangible Fixed Assets	(12,259)	―	―
Proceeds from Sale of Intangible Fixed Assets	0	―	―
Purchase of Stock of New Consolidated Subsidiaries	(23,462)	(135,041)	111,579
Purchase of Stock of Consolidated Subsidiaries	(399)	-	(399)
Net Cash Provided by (Used in) Investing Activities	744,304	(1,291,109)	2,035,414
Cash Flows from Financing Activities :			
Proceeds from Subordinated Bonds and Convertible Bonds	205,203	79,271	125,932
Redemption of Subordinated Bonds and Convertible Bonds	(46,800)	(90,500)	43,700
Proceeds from Issuance of Stock	466	461	5
Proceeds from Issuance of Stock to Minority Stockholders	51,735	62,484	(10,749)
Dividends Paid	(24,248)	(30,031)	5,783
Dividends Paid to Minority Stockholders	(4,492)	(2,766)	(1,726)
Purchase of Treasury Stock	(145)	(111)	(33)
Proceeds from Sale of Treasury Stock	10	3,937	(3,927)
Net Cash Provided by (Used in) Financing Activities	181,729	22,745	158,984
Effect on Exchange Rate Changes on Cash and Cash Equivalents	250	2,749	(2,498)
Net Change in Cash and Cash Equivalents	(248,209)	539,318	(787,527)
Cash and Cash Equivalents at Beginning of Year	691,450	152,132	539,318
Cash and Cash Equivalents at End of Year	443,240	691,450	(248,209)

Notes to Consolidated Statement of Cash Flows for the Fiscal Year 2006

1. Cash and Cash Equivalents

In preparing the consolidated statement of cash flows, cash and due from Bank of Japan in the case of the Bank, and cash and due from banks in the case of the consolidated subsidiaries, are considered "Cash and Cash Equivalents."

2. Reconciliation of Cash and Cash Equivalents

	(Millions of Yen)
Cash and Due from Banks	789,472
Due from Banks (excluding due from BOJ)	(346,231)
Cash and Cash Equivalents	443,240

3. Assets and Liabilities of the Newly Consolidated Subsidiary as the Result of Stock Acquisition

Reconciliation of assets, liabilities and cash flows relating to the acquisition of STB Leasing Co., Ltd. as the newly consolidated subsidiary was as follows.

	(Millions of Yen)
Assets	530,353
Other Assets	*450,350*
Liabilities	(483,854)
Borrowed Money	*(341,039)*
Minority Interest	(2,440)
Negative Goodwill	(1,225)
Sub-total	42,833
Profits accumulated by the equity method	(13,279)
Purchase Price of Additional Common Stock	29,553
Cash and Cash Equivalents of STB Leasing Co., Ltd.	(6,091)
Net Cash Used in the Purchase of Stock of STB Leasing Co., Ltd.	23,462

4. Presentations of the Statement of Cash Flows

The statement of cash flows was presented under the revised appended forms in the "Enforcement Ordinance of the Banking Law" amended by the Cabinet Office Ordinance No. 60, April 28, 2006. Presentation has been amended as follows:

(1) Since "Premises and Equipment" has been restated into "Tangible Fixed Assets," "Intangible Fixed Assets" and "Other Assets" in the balance sheet, "Losses (Gains) on Sale of Fixed Assets" replaced "Losses (Gains) on Sale of Premises and Equipment." Similarly, "Purchase of Tangible Fixed Assets" replaced "Purchase of Premises and Equipment," and "Proceeds from Sales of Tangible Fixed Assets" replaced "Proceeds from Sales of Premises and Equipment."

(2) "Purchase of Intangible Fixed Assets" and "Proceeds from Sales of Intangible Fixed Assets," which were included in "Other - Net" in the "Cash Flows from Operating Activities" at the previous method, are stated in the "Cash Flows from Investing Activities" from this fiscal year. As the result, the "Cash Flows from Operating Activities" increased by 12,245 million yen and the "Cash Flows from Investing Activities" decreased by the same amount. Accordingly, "Depreciation" in the "Cash Flows from Operating Activities" includes that pertain to intangible fixed assets. "Depreciation" increased by 8,577 million yen and "Other - Net" decreased the same amount.

Segment Information (Consolidated)

1. Business Segment

Year ended March 31, 2007

(Millions of Yen)

	Trust Banking Business	Leasing Business	Financial-Related Business	Total	Elimination	Consolidated
I Operating Income	575,189	241,714	50,487	867,391	(14,025)	853,365
Unaffiliated Customers	570,615	241,472	41,278	853,365	-	853,365
Intersegment	4,574	242	9,209	14,025	(14,025)	-
Operating Expenses	424,490	231,367	31,822	687,681	(4,486)	683,194
Operating Profits	150,698	10,346	18,664	179,710	(9,538)	170,171
II Total Assets, Depreciation, Impairment and Capital Expenditures						
Total Assets	20,209,834	1,114,690	240,724	21,565,248	(562,183)	21,003,064
Depreciation	12,997	635	439	14,071	-	14,071
Impairment	6,950	102	35	7,088	-	7,088
Capital Expenditures	61,405	2,049	530	63,985	-	63,985

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Leasing Business: leasing business
   (3) Financial-Related Business: real estate secured loan, credit cards and other businesses.
3. Above table listed an operating income and operating profits, instead of gross sales and business profit of company in other industries.
4. Capital Expenditures includes IT related investments.
5. As STB Leasing Co., Ltd. became the consolidated subsidiary, Leasing Business, formerly included in Financial-Related Business, is separately presented. The information as of March 31,2007 by the former segment classification.

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
I Operating Income	575,189	292,064	867,254	(13,888)	853,365
Unaffiliated Customers	570,615	282,750	853,365	-	853,365
Intersegment	4,574	9,314	13,888	(13,888)	-
Operating Expenses	424,490	263,157	687,648	(4,454)	683,194
Operating Profits	150,698	28,907	179,605	(9,434)	170,171
II Total Assets, Depreciation, Impairment and Capital Expenditures					
Total Assets	20,209,834	1,355,414	21,565,248	(562,183)	21,003,064
Depreciation	12,997	1,074	14,071	-	14,071
Impairment	6,950	137	7,088	-	7,088
Capital Expenditures	61,405	2,580	63,985	-	63,985

Year ended March 31, 2006

(Millions of Yen)

	Trust Banking Business	Financial-Related Business	Total	Elimination	Consolidated
I Operating Income	571,782	223,066	794,848	(4,973)	789,875
Unaffiliated Customers	567,847	222,028	789,875	-	789,875
Intersegment	3,935	1,037	4,973	(4,973)	-
Operating Expenses	412,699	210,109	622,808	(4,883)	617,925
Operating Profits	159,083	12,956	172,040	(90)	171,949
II Total Assets, Depreciation and Capital Expenditures					
Assets	20,288,434	629,400	20,917,835	(285,897)	20,631,938
Depreciation	12,687	1,836	14,524	-	14,524
Capital Expenditures	12,551	1,554	14,106	-	14,106

Notes:
1. Business segment is determined by the principal business of each consolidated subsidiary.
2. The primary content of each business segment is as follows.
   (1) Trust Banking Business: trust banking and its supplemental and associated businesses.
   (2) Financial-Related Business: leasing business, credit cards and other businesses.
3. Above table listed an operating income and operating profits, instead of gross sales and business profit of company in other industries.
4. Capital Expenditures includes IT related investments.

2. Geographic Segment

Year ended March 31, 2007 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I Operating Income	750,931	57,684	45,212	30,436	884,265	(30,899)	853,365
Unaffiliated Customers	737,317	46,825	42,642	26,581	853,365	-	853,365
Intersegment	13,614	10,859	2,570	3,855	30,899	(30,899)	-
Operating Expenses	589,325	52,054	42,595	28,445	712,420	(29,226)	683,194
Operating Profits	161,605	5,630	2,617	1,990	171,844	(1,672)	170,171
II Total Assets	19,424,891	1,506,628	1,050,218	509,191	22,490,930	(1,487,866)	21,003,064

Notes:
1. Above table listed an operating income and operating profits, which are classified each regions into geographic proximity, similarity of economic activities and relationship of business activities, instead of gross sales and business profit of companies in other industries.
2. Americas includes United States, Europe includes United Kingdom and Asia/Oceania includes Singapore.

Year ended March 31, 2006 (Millions of Yen)

	Japan	Americas	Europe	Asia/Oceania	Total	Elimination	Consolidated
I Operating Income	672,562	44,145	69,504	17,850	804,062	(14,187)	789,875
Unaffiliated Customers	668,734	37,540	68,171	15,429	789,875	-	789,875
Intersegment	3,827	6,605	1,332	2,421	14,187	(14,187)	-
Operating Expenses	506,641	39,794	67,575	17,108	631,121	(13,195)	617,925
Operating Profits	165,920	4,350	1,928	741	172,941	(991)	171,949
II Total Assets	19,616,225	1,157,298	734,000	748,327	22,255,851	(1,623,913)	20,631,938

Notes:
1. Above table listed an operating income and operating profits, which are classified each regions into geographic proximity, similarity of economic activities and relationship of business activities, instead of gross sales and business profit of companies in other industries.
2. Americas includes United States, Europe includes United Kingdom and Asia/Oceania includes Singapore.

3. Operating Income from Overseas Operation

(Millions of Yen)

	Operating Income from Overseas Operations (A)	Consolidated Operating Income (B)	(A)/(B)
Year ended March 31,2007	116,048	853,365	13.5%
Year ended March 31,2006	121,140	789,875	15.3%

Notes:
1. Above table are listed a breakdown of operating income and operating profits instead of gross sales and operating profit of companies in other industries.
2. Operating income from overseas operation consists of income from transactions of overseas branches of the Bank and overseas consolidated subsidiaries (excluding internal operating income among consolidated subsidiaries). These extensive transactions are not categorized by transaction party, geographic segment information is not presented.

Related Party Transactions

There are no material transaction with related parties to be reported for the fiscal year ended March 31, 2007 and 2006.

Market Value Information for Fiscal Year 2006 (Consolidated)

1. Securities

The information includes a part of "Trading Assets", "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

Millions of Yen	March 31, 2007 Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Trading Securities	534,464	218

(b) Held to Maturity Debt Securities with Market Value

	March 31, 2007				
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	502,183	501,472	(711)	785	1,497
Japanese Local Government Bonds	100	99	(0)	0	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	204,292	203,361	(930)	-	930
Others	295	322	27	29	1
Foreign Bonds	295	322	27	29	1
Total	706,871	705,256	(1,614)	815	2,429

Market value is based on the closing prices at the balance sheet date.

(c) Available for Sale Securities with Market Value

	March 31, 2007				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	481,914	989,188	507,273	514,775	7,501
Japanese Bonds	955,035	951,480	(3,555)	1,340	4,895
Government Bonds	623,930	621,497	(2,433)	802	3,235
Local Government Bonds	62,061	61,884	(177)	234	412
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	269,042	268,098	(944)	303	1,248
Others	2,150,581	2,143,336	(7,245)	17,803	25,049
Foreign Stocks	3	27	24	24	-
Foreign Bonds	1,692,225	1,672,190	(20,035)	3,572	23,607
Others	458,352	471,117	12,765	14,207	1,441
Total	3,587,532	4,084,004	496,472	533,919	37,446

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of fiscal year as for Japanese stocks, and by using the market value at the balance sheet date as for the securities other than Japanese stocks.

Net unrealized Gain(Loss) includes 643 million yen, which was expensed as the result of the fair value hedging.

(d) Available for Sale Securities sold during the Fiscal Year

	March 31, 2007		
	Amount		
Millions of Yen	Sold	Gain	Loss
Available for Sale Securities	3,248,298	27,204	19,143

(e) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

Millions of Yen	March 31, 2007 Book Value
Held to Maturity Debt Securities	-
Available for Sale Securities	
Unlisted Japanese Bonds	237,619
Trust Certificates of Loan Trust	225,258
Unlisted Foreign Securities	92,060

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available for Sale Securities with Maturity and Held to Maturity Debt Securities

	March 31, 2007			
	Book Value			
Millions of Yen	1year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Japanese Bonds	344,357	960,828	535,419	55,069
Government Bonds	196,627	463,310	410,683	53,060
Local Government Bonds	5,109	23,829	33,045	-
Short-Term Corporate Bonds	-	—	—	—
Corporate Bonds	142,620	473,689	91,690	2,009
Others	264,901	712,136	628,122	661,043
Foreign Bonds	164,101	522,380	600,519	436,140
Others	100,799	189,756	27,602	224,902
Total	609,258	1,672,965	1,163,542	716,112

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

There are no corresponding items.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2007	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	18,031	460

(b) Money Held in Trust being Held to Maturity

There are no corresponding items.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	March 31, 2007				
			Unrealized Gain(Loss)		
Millions of Yen	Cost	Book Value	Net	Gain	Loss
Other Money Held in Trust	2,000	2,000	-	-	-

3. Net Unrealized Gains on Available for Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	March 31, 2007
Net Unrealized Gains	497,074
Available for Sale Securities	497,074
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	201,564
Total (before adjustment for Minority Interests)	295,510
(-) Minority Interests	274
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	(22)
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	295,213

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment associations.

Net unrealized Gains do not include 643 million yen, which was expensed as the result of the fair value hedging.

Market Value Information for Fiscal Year 2005 (Consolidated)

1. Securities

The information includes a part of "Cash and Due from Banks" and "Monetary Claims Bought" treated as securities in "Accounting Standard for Financial Instruments."

(a) Trading Securities

	March 31, 2006	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Trading Securities	365,923	50

(b) Held to Maturity Debt Securities with Market Value

	March 31, 2006				
	Book	Market	Unrealized Gain(Loss)		
Millions of Yen	Value	Value	Net	Gain	Loss
Japanese Government Bonds	517,690	512,513	(5,176)	31	5,208
Japanese Local Government Bonds	50	49	(0)	-	0
Japanese Short-Term Corporate Bonds	-	-	-	-	-
Japanese Corporate Bonds	319,650	317,881	(1,769)	19	1,788
Others	1,423	1,480	56	59	2
Foreign Bonds	1,423	1,480	56	59	2
Total	838,814	831,924	(6,889)	110	6,999

Market value is based on the closing prices at the balance sheet date.

(c) Available for Sale Securities with Market Value

	March 31, 2006				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Japanese Stocks	463,943	911,397	447,454	450,672	3,218
Japanese Bonds	1,411,328	1,392,721	(18,606)	832	19,438
Government Bonds	882,368	868,598	(13,770)	697	14,468
Local Government Bonds	81,824	80,163	(1,660)	40	1,701
Short-Term Corporate Bonds	-	-	-	-	-
Corporate Bonds	447,134	443,960	(3,174)	94	3,269
Others	2,076,139	2,059,100	(17,038)	15,505	32,544
Foreign Stocks	3,493	3,824	330	340	10
Foreign Bonds	1,729,594	1,701,732	(27,861)	4,416	32,277
Others	343,051	353,543	10,492	10,748	256
Total	3,951,410	4,363,219	411,809	467,010	55,201

Book value in the consolidated balance sheet reflects market value calculated by using the average market value during final month of the fiscal year as for Japanese stocks, and by using the market value at the balance sheet date as for the securities other than Japanese stocks.

(d) Available for Sale Securities sold during the Fiscal Year

	March 31, 2006		
Millions of Yen	Amount Sold	Gain	Loss
Available for Sale Securities	5,096,186	44,016	34,585

(e) Securities without Market Value

The following table summarizes main items of book value of securities with no available fair value.

	March 31, 2006
Millions of Yen	Book Value
Held to Maturity Debt Securities	-
Available for Sale Securities	
Unlisted Japanese Bonds	215,859
Trust Certificates of Loan Trust	185,397
Unlisted Foreign Securities	143,911

(f) Change of Classification by Holding Purpose of Securities

There are no corresponding items.

(g) Redemption Schedule of Bonds classified as Available for Sale Securities with Maturity and Held to Maturity Debt Securities

	March 31, 2006			
	Book Value			
Millions of Yen	1year or less	More than 1 year but less than 5 years	More than 5 years but less than 10 years	More than 10 years
Japanese Bonds	569,278	1,093,959	630,518	152,215
Government Bonds	239,842	488,405	508,118	149,923
Local Government Bonds	4,508	37,654	38,050	-
Short-Term Corporate Bonds	-	—	—	—
Corporate Bonds	324,927	567,900	84,349	2,292
Others	168,515	792,124	777,072	516,267
Foreign Bonds	36,585	647,533	724,858	365,847
Others	131,929	144,591	52,214	150,420
Total	737,793	1,886,084	1,407,591	668,483

(h) Investments in Subsidiaries and Affiliates with Market Value (Non-consolidated)

	March 31, 2006		
Millions of Yen	Book Value	Market Value	Net Unrealized Gain(Loss)
Investments in Affiliates	725	2,479	1,753

Market value is based on the closing prices at the balance sheet date.

2. Money Held in Trust

(a) Money Held in Trust for Trading Purpose

	March 31, 2006	
Millions of Yen	Book Value	Net Unrealized Gain(Loss) Reflected on the Statement of Income
Money Held in Trust for Trading Purpose	12,468	547

(b) Money Held in Trust being Held to Maturity

There are no corresponding items.

(c) Other Money Held in Trust (other than for trading purpose and being held to maturity)

	March 31, 2006				
		Book	Unrealized Gain(Loss)		
Millions of Yen	Cost	Value	Net	Gain	Loss
Other Money Held in Trust	2,300	2,300	-	-	-

3. Net Unrealized Gains on Available for Sale Securities

The schedule set forth below shows component items of "Net Unrealized Gains on Securities Available for Sale, Net of Taxes" in the consolidated balance sheet.

Millions of Yen	March 31, 2006
Net Unrealized Gains	411,996
Available for Sale Securities	411,996
Other Money Held in Trust	-
(-) Amount Equivalent to Deferred Tax Liabilities	166,916
Total (before adjustment for Minority Interests)	245,079
(-) Minority Interests	53
(+) Parent Company's portions in Available for Sale Securities owned by its affiliates	3,090
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	248,116

Net unrealized gains includes foreign currency translation adjustments on foreign securities without market value and investment associations.

Financial Derivatives for Fiscal Year 2006 and 2005 (Consolidated)

1. Interest Related Transactions

	March 31, 2007				March 31, 2006			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Interest Futures								
Sold	19,454,224	2,556,984	1,635	1,635	17,870,918	3,524,963	19,763	19,763
Purchased	18,359,178	1,815,857	(2,537)	(2,537)	17,797,878	2,724,017	(21,080)	(21,080)
Interest Options								
Sold	2,165,560	-	(85)	196	1,120,469	-	(511)	(262)
Purchased	1,711,491	-	152	(180)	1,005,702	-	379	157
Over-the-Counter								
Forward Rate Agreements	-	-	-	-	-	-	-	-
Interest Rate Swaps								
Fix Rcv-Flt Pay	45,196,447	40,308,449	93,276	93,276	30,034,952	26,313,064	(305,262)	(305,262)
Flt Rcv-Fix Pay	45,193,109	39,820,712	(67,320)	(67,320)	30,306,868	26,115,683	323,932	323,932
Flt Rcv-Flt Pay	2,170,165	1,972,725	1,364	1,364	2,072,478	1,450,378	1,972	1,972
Interest Options								
Sold	21,087,970	21,036,136	(50,493)	39,215	7,282,762	7,233,076	(27,783)	1,706
Purchased	12,951,464	12,939,464	93,914	(38,989)	3,090,749	3,059,549	35,014	5,444
Others	-	-	-	-	-	-	-	-
Total			69,905	26,659			26,423	26,370

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Financial Instruments in Banking Industry" (JICPA Industry Auditing Committee Report No.24) are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo International Financial Futures Exchange and others.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

2. Currency Related Transactions

	March 31, 2007				March 31, 2006			
Millions of Yen	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*	*Contract Value*	*Over 1YR*	*Market Value*	*Unrealized Gain (Loss)*
Listed								
Currency Futures	-	-	-	-	-	-	-	-
Currency Options	-	-	-	-	-	-	-	-
Over-the-Counter								
Currency Swaps	270,125	99,331	46	46	403,409	251,147	30	30
Forward								
Sold	2,810,313	265,427	(38,889)	(38,889)	2,594,785	194,816	(32,095)	(32,095)
Purchased	3,394,952	411,540	52,899	52,899	3,442,496	301,678	39,089	39,089
Currency Options								
Sold	2,517,170	932,301	(58,089)	(1,427)	1,186,383	424,928	(38,001)	(6,304)
Purchased	2,170,678	676,941	41,473	(2,808)	993,549	382,532	27,358	4,179
Others	-	-	-	-	-	-	-	-
Total			(2,558)	9,820			(3,618)	4,899

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments regulated by "Treatment for Accounting and Auditing of Application of Accounting Standard for Foreign Currency Transactions in the Banking Industry" (JICPA Industry Auditing Committee Report No.25) and such transactions accompanied by foreign currency monetary claims or obligations, which are either reflected on the consolidated balance sheet at the end of the fiscal year, or eliminated therefrom in the process of consolidation, are excluded from the schedule above.
Market value of OTC transactions is calculated mainly using discounted present value and option pricing models.

3. Stock Related Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Stock Index Futures								
Sold	100,111	-	(1,274)	(1,274)	39,988	-	(977)	(977)
Purchased	66,261	-	575	575	45,036	-	572	572
Stock Index Options								
Sold	53,965	-	(334)	127	33,480	-	(119)	48
Purchased	78,457	-	320	(345)	10,587	-	11	(42)
Over-the-Counter								
Stock Options	-	-	-	-	-	-	-	-
Stock Index and Other Swaps	-	-	-	-	-	-	-	-
Others	-	-	-	-	-	-	-	-
Total			(712)	(916)			(514)	(399)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.

4. Bond Related Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Listed								
Bond Futures								
Sold	1,101,633	-	3,526	3,526	729,921	-	4,608	4,608
Purchased	1,142,550	-	(3,769)	(3,769)	666,533	-	(3,995)	(3,995)
Bond Future Options								
Sold	340,376	-	(379)	287	321,765	-	(818)	42
Purchased	474,311	-	362	(533)	229,366	-	1,102	301
Over-the-Counter								
Bond Options								
Sold	-	-	-	-	9,925	-	(41)	6
Purchased	-	-	-	-	4,947	-	10	(18)
Others	-	-	-	-	-	-	-	-
Total			(260)	(489)			865	944

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value of listed transactions is calculated mainly using the closing prices on the Tokyo Stock Exchange and others.
Market value of OTC transactions is calculated mainly using option pricing models.

5. Commodity Related Transactions

The Bank did not have any corresponding transactions as of March 31, 2006 and 2007.

6. Credit Derivative Transactions

Millions of Yen	March 31, 2007 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)	March 31, 2006 Contract Value	Over 1YR	Market Value	Unrealized Gain (Loss)
Over-the-Counter								
Credit Derivatives								
Sold	81,000	81,000	153	153	83,500	83,500	(211)	(211)
Purchased	264,209	264,209	(679)	(679)	40,000	40,000	(216)	(216)
Total			(525)	(525)			(428)	(428)

Transactions listed above are evaluated on a mark-to-market basis and calculated net unrealized gains (losses) are reflected on the consolidated statement of income.
Derivative transactions subject to hedge accounting treatments are excluded from the schedule above.
Market value is calculated using discounted present value.
"Sold" indicates credit risks assumed, and "Purchased" indicates credit risks transferred.

Non-Consolidated Balance Sheet

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Assets:			
Cash and Due from Banks	761,614	876,989	(115,375)
Call Loans	244,125	352,514	(108,389)
Bills Bought	-	39,800	(39,800)
Monetary Claims Bought	646,072	582,553	63,519
Trading Assets	610,925	438,031	172,894
Money Held in Trust	20,031	14,768	5,262
Securities	5,504,467	5,938,057	(433,589)
Loans and Bills Discounted	10,797,440	10,352,598	444,842
Foreign Exchanges	6,618	3,104	3,514
Other Assets	1,041,532	1,098,778	(57,245)
Premises and Equipment	――	93,237	――
Tangible Fixed Assets	114,020	――	――
Intangible Fixed Assets	21,392	――	――
Customers' Liabilities for Acceptances and Guarantees	741,588	648,335	93,253
Reserve for Possible Loan Losses	(97,879)	(66,501)	(31,378)
Reserve for Losses on Investment Securities	(6,993)	(535)	(6,458)
Total Assets	20,404,956	20,371,732	33,223
Liabilities:			
Deposits	11,317,081	10,316,161	1,000,920
Negotiable Certificates of Deposit	2,371,648	2,421,656	(50,008)
Call Money	153,620	123,523	30,096
Payables under Repurchase Agreements	683,686	983,715	(300,028)
Payables under Securities Lending Transactions	292,166	703,050	(410,884)
Bills Sold	-	545,500	(545,500)
Trading Liabilities	55,720	72,848	(17,127)
Borrowed Money	826,578	501,049	325,528
Foreign Exchanges	183	157	26
Short-term Corporate Bonds	293,490	331,600	(38,109)
Bonds and Notes	260,590	192,700	67,890
Borrowed Money from Trust Account	1,319,548	1,733,446	(413,898)
Other Liabilities	776,518	614,763	161,754
Reserve for Employees' Bonus	3,620	3,786	(165)
Reserve for Bonus for Directors and Corporate Auditors	85	-	85
Reserve for Employee Retirement Benefits	200	195	4
Deferred Tax Liabilities	107,010	76,782	30,228
Deferred Tax Liabilities for Land Revaluation	6,113	6,410	(297)
Acceptances and Guarantees	741,588	648,335	93,253
Total Liabilities	19,209,450	19,275,682	(66,232)
Stockholders' Equity:			
Capital Stock	――	287,283	――
Capital Surplus	――	240,703	――
Capital Surplus Reserve	――	240,703	――
Retained Earnings	――	327,379	――
Earned Surplus Reserve	――	46,580	――
Voluntary Reserves	――	191,870	――
Unappropriated Profits at the End of the Period	――	88,929	――
Net Income	――	88,497	――
Revaluation Reserve for Land, Net of Taxes	――	(3,740)	――
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	――	244,674	――
Treasury Stock	――	(251)	――
Total Stockholders' Equity	――	1,096,049	――
Total Liabilities and Stockholders' Equity	――	20,371,732	――
Net Assets:			
Owners' Equity	914,963	――	――
Capital Stock	287,517	――	――
Capital Surplus:	242,538	――	――
Capital Surplus Reserve	242,536	――	――
Other Capital Surplus	2	――	――
Retained Earnings:	385,296	――	――
Earned Surplus Reserve	46,580	――	――
Other Retained Earnings	338,715	――	――
Reserve for Losses on Overseas Investment	0	――	――
Other Voluntary Reserve	251,870	――	――
Earned Surplus Brought Forward	86,845	――	――
Treasury Stock	(389)	――	――
Valuation and Translation Adjustments	280,542	――	――
Net Unrealized Gains on Securities Available for Sale, Net of Taxes	294,424	――	――
Net Deferred Losses on Hedging Instruments, Net of Taxes	(9,713)	――	――
Revaluation Reserve for Land, Net of Taxes	(4,168)	――	――
Total Net Assets	1,195,505	――	――
Total Liabilities and Net Assets	20,404,956	――	――

Non-Consolidated Statement of Income

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Operating Income:			
Trust Fees	73,226	68,900	4,325
Interest Income:	333,194	265,252	67,941
Interest on Loans and Discounts	176,239	132,754	43,484
Interest and Dividends on Securities	128,535	117,376	11,159
Fees and Commissions	97,249	98,583	(1,334)
Trading Income	8,311	6,317	1,993
Other Operating Income	27,953	40,545	(12,591)
Other Income	18,535	78,527	(59,991)
Total Operating Income	558,470	558,127	342
Operating Expenses:			
Interest Expenses:	187,521	122,323	65,198
Interest on Deposits	90,565	55,696	34,868
Fees and Commissions	39,500	37,278	2,222
Trading Expenses	166	812	(646)
Other Operating Expenses	16,392	33,747	(17,354)
General and Administrative Expenses	120,959	125,840	(4,881)
Other Expenses	59,378	89,831	(30,453)
Total Operating Expenses	423,918	409,834	14,084
Operating Profits	134,551	148,293	(13,741)
Extraordinary Profits	5,210	1,736	3,473
Extraordinary Losses	7,264	1,449	5,814
Income before Income Taxes and Others	132,497	148,580	(16,083)
Provision for Income Taxes and Others:			
Current	48,046	82	47,964
Deferred	2,636	60,000	(57,364)
Net Income	81,813	88,497	(6,683)
Unappropriated Profits at Beginning of Year	———	10,654	———
Reversal of Revaluation Reserve for Land, Net of Taxes	———	189	———
Deferential Loss on Disposal of Treasury Stock	———	389	———
Interim Dividends	———	10,022	———
Unappropriated Profits at End of Year	———	88,929	———

Non-Consolidated Statement of Changes in Net Asset

Year ended March 31, 2007 (Millions of Yen)

	Owners' Equity								
		Capital Surplus			Retained Earnings				
	Capital Stock	Capital Surplus Reserve	Other Capital Surplus	Total Capital Surplus	Earned Surplus Reserve	Other Retained Earnings	Total Retained Earnings	Treasury Stock	Total Owners' Equity
Balance at the End of Previous Period	287,283	240,703	-	240,703	46,580	280,799	327,379	(251)	855,115
Changes of Items during the Period:									
Issuance of New Shares	233	1,832		1,832					2,066
Dividends from Surplus		-	-	-	0	(24,256)	(24,256)		(24,256)
Bonuses to Directors						(70)	(70)		(70)
Net Income						81,813	81,813		81,813
Purchase of Treasury Stock								(145)	(145)
Disposal of Treasury Stock		-	2	2		-	-	6	9
Reversal of Revaluation Reserve for Land, Net of Taxes						429	429		429
Provision for Reserve for Losses on Overseas Investment						0	0		0
Net Changes of Items Other than Owners' Equity									
Total Changes of Items during the Period	233	1,832	2	1,835	0	57,916	57,916	(138)	59,847
Balance at the End of the Current Period	287,517	242,536	2	242,538	46,580	338,715	385,296	(389)	914,963

Year ended March 31, 2007 (Millions of Yen)

	Valuation and Translation Adjustments				
	Net Unrealized Gains (Losses) on Securities Available for Sale, Net of Taxes	Net Deferred Gains (Losses) on Hedging Instruments, Net of Taxes	Revaluation Reserve for Land, Net of Taxes	Total Valuation and Translation Adjustments	Total Net Assets
Balance at the End of Previous Period	244,674	—	(3,740)	240,934	1,096,049
Changes of Items during the Period:					
Issuance of New Shares					2,066
Dividends from Surplus					(24,256)
Bonuses to Directors					(70)
Net Income					81,813
Purchase of Treasury Stock					(145)
Disposal of Treasury Stock					9
Reversal of Revaluation Reserve for Land, Net of Taxes					429
Provision for Reserve for Losses on Overseas Investment					0
Net Changes of Items Other than Owners' Equity	49,749	(9,713)	(427)	39,608	39,608
Total Changes of Items during the Period	49,749	(9,713)	(427)	39,608	99,455
Balance at the End of the Current Period	294,424	(9,713)	(4,168)	280,542	1,195,505

Non-Consolidated Statement of Appropriation of Profits

	(Millions of Yen)
	Mar-06
Unappropriated Profits at the End of the Year	88,929
Appropriations	70,105
Earned Surplus Reserve	0
Dividends on Common Stock	10,035
Bonuses to Directors	70
Voluntary Reserves	60,000
Special Voluntary Earned Reserve	60,000
Balance of Profit to be Carried Forward	18,823

Statement of Trust Account

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Assets:			
Loans and Bills Discounted	591,989	755,381	(163,391)
Securities	10,496,104	7,725,066	2,771,038
Money Held in Trust	50,601,325	41,287,117	9,314,208
Securities Held in Custody Accounts	399,129	239,005	160,123
Money Claims	7,058,417	4,650,703	2,407,714
Premises and Equipment	―――	3,426,969	―――
Tangible Fixed Assets	3,854,098	―――	―――
Intangible Fixed Assets	23,865	―――	―――
Other Claims	2,524,875	1,615,217	909,658
Call Loans	3,800	3,000	800
Loans to Banking Account	1,319,548	1,733,446	(413,898)
Cash and Due from Banks	276,793	233,959	42,834
Total Assets	77,149,949	61,669,866	15,480,082
Liabilities:			
Money Trusts	21,369,242	18,070,043	3,299,199
Pension Trusts	6,970,683	5,811,884	1,158,798
Property Formation Benefit Trusts	8,207	9,214	(1,007)
Loan Trusts	685,561	885,962	(200,400)
Securities Investment Trusts	16,912,419	11,982,306	4,930,112
Money Entrusted, other than Money Trusts	3,020,418	2,376,059	644,359
Securities Trusts	13,535,165	12,063,798	1,471,366
Money Claim Trusts	6,740,747	4,373,386	2,367,361
Equipment Trusts	1,147	1,686	(539)
Land and Fixtures Trusts	146,802	154,251	(7,448)
Composite Trusts	7,759,552	5,941,271	1,818,281
Other Trusts	0	0	-
Total Liabilities	77,149,949	61,669,866	15,480,082

Major Account Balances
(sum of Banking Account and Trust Account)

(Millions of Yen)

	Mar-07 (A)	Mar-06 (B)	Change (A-B)
Total Employable Funds	42,722,424	37,514,923	5,207,501
Deposits	11,317,081	10,316,161	1,000,920
Negotiable Certificates of Deposit	2,371,648	2,421,656	(50,008)
Money Trusts	21,369,242	18,070,043	3,299,199
Pension Trusts	6,970,683	5,811,884	1,158,798
Property Formation Benefit Trusts	8,207	9,214	(1,007)
Loan Trusts	685,561	885,962	(200,400)

Loans and Bills Discounted	11,389,429	11,107,979	281,450
Banking Account	10,797,440	10,352,598	444,842
Trust Account	591,989	755,381	(163,391)
Investment Securities	16,000,572	13,663,123	2,337,449
Banking Account	5,504,467	5,938,057	(433,589)
Trust Account	10,496,104	7,725,066	2,771,038

Explanatory Material

Fiscal Year 2006
ended on Mar.31, 2007

The Sumitomo Trust and Banking Co., Ltd.

Table of Contents

Legal Disclaimer

Regarding forward-looking Statements contained in this material

This presentation material contains information that constitutes forward-looking statements. Such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ from those in the forward-looking statements as a result of various factors including but not limited to changes in managerial circumstances. By virtue of the aforementioned reasons, The Sumitomo Trust & Banking Co., Ltd. (referred to hereinafter as "Sumitomo Trust") hereby cautions against sole reliance on such forward-looking statements in making investment decisions.

I. Outlook of the financial results for the fiscal year 2006

1. Financial results for the fiscal year 2006

(1) Summary of the financial results for the fiscal year 2006

(Consolidated)

		Millions of Yen		
		FY2006	FY2005	Change
Gross profits	1	**384,101**	359,542	24,558
Gross profits before credit costs (1 + 4)	2	**385,461**	360,354	25,107
Net trust fees	3	**73,226**	68,900	4,325
Principal guaranteed trust a/c credit costs	4	**1,360**	811	548
Trust fees from principal guaranteed trust a/c	5	**16,356**	19,587	-3,230
Other trust fees	6	**58,230**	50,125	8,105
Net interest income	7	**160,086**	150,972	9,113
Net fees and commissions	8	**103,751**	100,572	3,179
Net gains on trading	9	**8,144**	5,504	2,639
Others	10	**38,892**	33,591	5,300
General and administrative expenses	11	**183,973**	170,206	13,767
(excluding amortization of goodwill)	12	**177,802**	170,206	7,595
Personnel expenses	13	**77,199**	78,318	-1,119
Non-personnel expenses excluding taxes	14	**99,850**	85,059	14,791
Taxes other than income taxes	15	**6,923**	6,828	94
Net transfer to general reserves	16	**17,527**	9,530	7,997
Banking a/c credit costs	17	**23,185**	-522	23,707
Net losses on direct write-offs	18	**6,462**	3,726	2,735
Net transfer to specific loan losses reserves	19	**16,240**	-5,305	21,546
Net transfer to reserves for loans to borrowers in specific foreign countries	20	**413**	-107	520
Losses on sales of loans	21	**68**	1,163	-1,094
Net gains on stocks	22	**4,814**	6,977	-2,162
Net income from affiliates by equity method	23	**5,861**	2,695	3,165
Others	24	**81**	-18,051	18,132
Net operating income	25	**170,171**	171,949	-1,778
Extraordinary income	26	**-2,393**	-609	-1,783
Net income before income taxes	27	**167,778**	171,340	-3,562
Income taxes	28	**59,830**	5,074	54,756
Deferred income taxes	29	**-1,086**	61,978	-63,064
Minority interest	30	**5,214**	4,218	996
Net income	31	**103,820**	100,069	3,750

Total credit costs (4 + 16 + 17)	32	**42,073**	9,819	32,253

Net business profit before credit costs	33	**215,485**	196,270	19,215

<Number of subsidiaries/affiliates>

	Mar. 2007	Mar. 2006	Change
Consolidated subsidiaries	**34**	24	10
Affiliates (subject to the equity method)	**7**	9	-2

(Non-consolidated)

		Millions of Yen			% change
		FY2006	FY2005	Change	
Gross profits	1	**296,416**	285,464	10,951	3.8
Gross business profits before credit costs (1+4)	2	**297,776**	286,276	11,500	4.0
Net trust fees	3	**73,226**	68,900	4,325	6.3
Principal guaranteed trust a/c credit costs	4	**1,360**	811	548	67.6
Trust fees from principal guaranteed trust a/c	5	**16,356**	19,587	-3,230	-16.5
Net capital gains on sale of securities	6	**-0**	4	-4	-100.0
Other trust fees	7	**58,230**	50,125	8,105	16.2
Net interest income	8	**145,735**	142,955	2,779	1.9
Domestic	9	**130,217**	126,438	3,778	3.0
Net fees and commissions	10	**57,748**	61,305	-3,556	-5.8
Domestic	11	**58,351**	62,042	-3,691	-6.0
Net gains on trading	12	**8,144**	5,504	2,639	48.0
Others	13	**11,560**	6,798	4,762	70.1
Net gains on foreign exchange transactions	14	**11,730**	4,627	7,103	153.5
Net capital gains on bonds	15	**-1,179**	-5,301	4,122	77.8
Net gains on financial derivatives	16	**-352**	6,715	-7,067	-105.2
General and administrative expenses	17	**121,856**	121,647	209	0.2
Personnel expenses	18	**44,386**	46,843	-2,456	-5.2
Non-personnel expenses excluding taxes	19	**71,379**	68,683	2,696	3.9
Taxes other than income taxes	20	**6,090**	6,121	-30	-0.5
Net business profit before credit costs (1+4-17)	21	**175,920**	164,628	11,291	6.9
excluding Net capital gains on bonds (21-6-15)	22	**177,099**	169,926	7,172	4.2
Net transfer to general reserves	23	**18,878**	10,491	8,386	79.9
Net business profit	24	**155,681**	153,325	2,356	1.5
Net non-recurring profit	25	**-21,130**	-5,031	-16,098	-319.9
Net gains on stocks	26	**5,096**	6,977	-1,881	-27.0
Gains on sale of stocks	27	**12,573**	15,555	-2,981	-19.2
Losses on sale of stocks	28	**2,932**	838	2,094	250.0
Losses on devaluation of stocks	29	**4,544**	7,739	-3,194	-41.3
Banking a/c net credit costs	30	**20,289**	-1,503	21,792	1,449.3
Net losses on direct write-offs	31	**4,820**	2,969	1,850	62.3
Net transfer to specific loan loss reserves	32	**15,001**	-5,504	20,505	372.6
Net transfer to reserves for loans to borrowers in specific foreign countries	33	**413**	-107	520	486.6
Losses on sales of loans	34	**53**	1,137	-1,084	-95.3
Others	35	**-5,937**	-13,513	7,576	56.1
Net transfer to reserve for losses on investment securities	36	**6,458**	-1,210	7,669	633.4
Net gains on stock related derivatives	37	**1,105**	-4,781	5,887	123.1
Amortization of net actuarial losses/prior service cost	38	**-1,449**	5,528	-6,978	-126.2
Net operating income	39	**134,551**	148,293	-13,741	-9.3
Extraordinary income	40	**-2,054**	286	-2,341	-816.4
Net gains on disposal of fixed assets	41	**1,951**	-576	2,527	438.7
Losses on impairment of fixed assets	42	**6,942**	762	6,180	810.9
Net gains on collection from write-offs	43	**436**	1,625	-1,188	-73.1
Other extraordinary profit	44	**2,500**	-	2,500	-
Net income before income taxes	45	**132,497**	148,580	-16,083	-10.8
Income taxes	46	**48,046**	82	47,964	58,320.0
Deferred income taxes	47	**2,636**	60,000	-57,364	-95.6
Net income	48	**81,813**	88,497	-6,683	-7.6

Total credit costs (4+23+30)	49	**40,527**	9,799	30,727	313.6

Dividend per common stock (Yen, percentage points)	**17.00**	12.00	5.00	41.7

(2) Major subsidiaries operating finance business

	Billions of Yen								
	Sumishin Matsushita Financial Services			First Credit			STB Leasing		
	FY2006	FY2005	Change	**FY2006**	FY2005	Change	**FY2006**	FY2005	Change
Net operating income	**5.3**	8.4	-3.1	**8.5**	6.6	1.8	**5.0**	4.7	0.3
Net income	3.1	4.8	-1.7	**9.3**	8.6	0.7	**16.5**	2.9	13.6

	Billions of Yen								
	Sumishin Matsushita Financial Services			First Credit			STB Leasing		
	Mar. 2007	Mar. 2006	Change	**Mar. 2007**	Mar. 2006	Change	**Mar. 2007**	Mar. 2006	Change
Total assets	**601.5**	522.7	78.7	**169.7**	122.9	46.7	**493.2**	481.7	11.5
Net assets	**69.8**	67.5	2.2	**36.6**	27.2	9.3	**40.2**	34.7	5.4

Note: STB Leasing Co., Ltd. became subsidiary company from affiliated company in December 2006.

(3) Fee revenue breakdown

(Consolidated)

	Billions of Yen		
	FY2006	FY2005	Change
Other trust fees	**58.2**	50.1	8.1
Pension management and other asset management services	**32.6**	29.1	3.4
Securities processing services	**13.4**	9.4	4.0
Net fees and commissions	**103.7**	100.5	3.1
Domestic business	**97.3**	95.2	2.1
Retail financial services	**31.0**	27.3	3.7
Wholesale financial services	**45.5**	43.3	2.2
Stock transfer agency services	**20.9**	19.9	1.0
Real estate	**34.9**	36.6	-1.7
Fees paid for outsourcing	**-14.3**	-13.9	-0.4
International business	**6.4**	5.3	1.0
Total	**161.9**	150.6	11.2

Note: Managerial accounting basis.

Fee revenue ratio	**42.0%**	41.8%	0.2%
Gross profits before credit costs	**385.4**	360.3	25.1

(4) Return on equity

(Consolidated)

	Percentage points		
	FY2006	FY2005	Change
Return (Net income) on stockholder's equity	**11.30**	11.90	-0.60
Return (Net income) on equity	**8.81**	9.86	-1.05

(Non-consolidated)

	Percentage points		
	FY2006	FY2005	Change
Return (Net income) on stockholder's equity	**9.24**	10.73	-1.49
Return (Net income) on equity	**7.14**	8.84	-1.70
Return (Net business profit before credit costs) on stockholder's equity	**19.87**	19.98	-0.11
Return (Net business profit before credit costs) on equity	**15.35**	16.46	-1.11

Note: Equity = Total Net Assets - Minority Interest

Stockholder's Equity = Equity - Valuation and Translation Adjustments

2. Assets and liabilities

(1) Balance of major accounts (Banking a/c and Principal guaranteed trust a/c combined)

1) Balance of major accounts

(Non-consolidated)

		Millions of Yen					
		Mar. 2007		Mar. 2006		Change	
		Total	Domestic business	Total	Domestic business	Total	Domestic business
Deposits	(Ending balance)	**11,317,081**	**10,227,386**	10,316,161	9,404,130	1,000,920	823,256
	(Average balance)	**10,817,337**	**9,719,277**	9,539,270	8,660,416	1,278,067	1,058,860
Time deposits	(Ending balance)	**8,878,236**	**7,980,871**	7,931,849	7,141,530	946,387	839,340
	(Average balance)	**8,684,913**	**7,747,360**	7,567,665	6,755,111	1,117,248	992,248
Liquidity deposits (*)	(Ending balance)	**2,048,690**	**2,046,144**	2,029,893	2,028,683	18,796	17,460
	(Average balance)	**1,760,145**	**1,758,903**	1,678,165	1,676,829	81,979	82,074
Trust principal	(Ending balance)	**1,598,277**	**1,598,277**	2,144,026	2,144,026	-545,748	-545,748
	(Average balance)	**1,850,968**	**1,850,968**	2,101,759	2,101,759	-250,791	-250,791
Loans	(Ending balance)	**11,226,383**	**10,403,849**	10,904,350	10,225,399	322,032	178,449
	(Average balance)	**11,287,518**	**10,509,722**	10,436,789	9,862,608	850,729	647,113
Banking account	(Ending balance)	**10,797,440**	**9,974,906**	10,352,598	9,673,647	444,842	301,259
	(Average balance)	**10,838,519**	**10,060,722**	9,783,482	9,209,301	1,055,036	851,421
Principal guaranteed trust account	(Ending balance)	**428,943**	**428,943**	551,752	551,752	-122,809	-122,809
	(Average balance)	**448,999**	**448,999**	653,306	653,306	-204,307	-204,307

(*) Including Current deposits, Ordinary deposits and Deposits at notice.

2) Ending balance of domestic deposits classified by depositors

(Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Individuals	**7,998,206**	7,902,831	7,724,810	95,375	273,396
Deposits (*)	**7,073,347**	6,859,647	6,536,849	213,699	536,497
Trust principal	**924,859**	1,043,183	1,187,961	-118,324	-263,101
Corporates and other organizations	**3,001,511**	2,900,688	3,340,556	100,822	-339,045
Deposits (*)	**2,328,093**	2,195,191	2,384,491	132,901	-56,398
Trust principal	**673,417**	705,496	956,065	-32,078	-282,647
Others	**825,946**	904,590	482,789	-78,644	343,156
Total	**11,825,664**	11,708,110	11,548,157	117,553	277,507

(*) Excluding NCDs and offshore accounts

(2) Spread

(Non-consolidated)

1) Domestic banking a/c

	Percentage points		
	FY2006	FY2005	Change
Average yield on interest-earning assets (A)	**1.24**	1.18	0.06
Loans and bills discounted (a)	**1.25**	1.10	0.15
Bonds (b)	**1.11**	1.20	-0.09
Average yield on interest-bearing liabilities (B)	**0.38**	0.23	0.15
Deposits (c)	**0.32**	0.20	0.12
Gross margin (A) - (B)	**0.86**	0.95	-0.09
Loan-deposit margin (a) - (c)	**0.93**	0.90	0.03

2) Domestic banking a/c and principal guaranteed trust a/c combined

	Percentage points		
	FY2006	FY2005	Change
Average yield on interest-earning assets (A)	**1.26**	1.21	0.05
Loans and bills discounted (a)	**1.27**	1.13	0.14
Bonds (b)	**1.11**	1.20	-0.09
Average yield on interest-bearing liabilities (B)	**0.33**	0.18	0.15
Deposits (c)	**0.28**	0.17	0.11
Gross margin (A) - (B)	**0.93**	1.03	-0.10
Loan-deposit margin (a) - (c)	**0.99**	0.96	0.03

(3) Balance of mutual fund/ individual annuity (for retail customers)

(Non-consolidated)

	Billions of Yen		
	Mar. 2007	Mar. 2006	Change
Mutual fund	**1,333.5**	940.3	393.1
Individual annuity	**490.1**	374.7	115.4
Total	**1,823.7**	1,315.0	508.6

(4) Deferred hedge gains/ losses of derivative transactions qualifying for hedge accounting

(Non-consolidated)

	Millions of Yen		
	Mar. 2007	Mar. 2006	Change
Interest rate related	**-10,913**	-40,810	29,897
Interest rate swaps	**-10,913**	-40,810	29,897
Currency related	**-2,165**	-134	-2,031
Stock related	**-48**	-	-48
Total	**-13,127**	-40,945	27,817

(5) Unrealized gains/losses on investment securities

1) Held-to-Maturity Debt Securities with Market Value

(Consolidated)

	Millions of Yen							
	Mar. 2007			Mar. 2006			Change of book value	Change of net
	Book value	**Market value**	**Net**	Book value	Market value	Net		
Japanese Government Bonds	**502,183**	**501,472**	**-711**	517,690	512,513	-5,176	-15,506	4,465
Japanese Local Government Bonds	**100**	**99**	**-0**	50	49	-0	50	0
Japanese Corporate Bonds	**204,292**	**203,361**	**-930**	319,650	317,881	-1,769	-115,358	838
Others	**295**	**322**	**27**	1,423	1,480	56	-1,128	-29
Foreign bonds	**295**	**322**	**27**	1,423	1,480	56	-1,128	-29
Total	**706,871**	**705,256**	**-1,614**	838,814	831,924	-6,889	-131,943	5,275

(Non-consolidated)

	Millions of Yen							
	Mar. 2007			Mar. 2006			Change of book value	Change of net
	Book value	**Market value**	**Net**	Book value	Market value	Net		
Japanese Government Bonds	**501,839**	**501,130**	**-709**	517,345	512,173	-5,172	-15,506	4,463
Japanese Local Government Bonds	**-**	**-**	**-**	-	-	-	-	-
Japanese Corporate Bonds	**204,292**	**203,361**	**-930**	319,650	317,881	-1,769	-115,358	838
Others	**-**	**-**	**-**	-	-	-	-	-
Foreign bonds	**-**	**-**	**-**	-	-	-	-	-
Total	**706,131**	**704,491**	**-1,639**	836,996	830,054	-6,941	-130,864	5,301

2) Available-for-sale securities with market value
(Consolidated)

	Millions of Yen							
	Mar. 2007			Mar. 2006			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**481,914**	**989,188**	**507,273**	463,943	911,397	447,454	17,971	59,819
Japanese bonds	**955,035**	**951,480**	**-3,555**	1,411,328	1,392,721	-18,606	-456,292	15,050
Government bonds	**623,930**	**621,497**	**-2,433**	882,368	868,598	-13,770	-258,438	11,337
Local government bonds	**62,061**	**61,884**	**-177**	81,824	80,163	-1,660	-19,762	1,483
Corporate bonds	**269,042**	**268,098**	**-944**	447,134	443,960	-3,174	-178,091	2,230
Others	**2,150,581**	**2,143,336**	**-7,245**	2,076,139	2,059,100	-17,038	74,441	9,793
Foreign stocks	**3**	**27**	**24**	3,493	3,824	330	-3,490	-306
Foreign bonds	**1,692,225**	**1,672,190**	**-20,035**	1,729,594	1,701,732	-27,861	-37,368	7,826
Others	**458,352**	**471,117**	**12,765**	343,051	353,543	10,492	115,300	2,273
Total	**3,587,532**	**4,084,004**	**496,472**	3,951,410	4,363,219	411,809	-363,878	84,663

(Non-consolidated)

	Millions of Yen							
	Mar. 2007			Mar. 2006			Change of cost	Change of net
	Cost	Book value	Net	Cost	Book value	Net		
Japanese stocks	**481,705**	**988,215**	**506,509**	463,927	911,079	447,152	17,778	59,356
Japanese bonds	**955,035**	**951,480**	**-3,555**	1,411,328	1,392,721	-18,606	-456,292	15,050
Government bonds	**623,930**	**621,497**	**-2,433**	882,368	868,598	-13,770	-258,438	11,337
Local government bonds	**62,061**	**61,884**	**-177**	81,824	80,163	-1,660	-19,762	1,483
Corporate bonds	**269,042**	**268,098**	**-944**	447,134	443,960	-3,174	-178,091	2,230
Others	**2,100,669**	**2,093,421**	**-7,247**	2,048,372	2,031,580	-16,791	52,297	9,543
Foreign stocks	**-**	**-**	**-**	3,490	3,788	298	-3,490	-298
Foreign bonds	**1,662,977**	**1,643,451**	**-19,526**	1,702,151	1,674,569	-27,582	-39,174	8,056
Others	**437,691**	**449,970**	**12,278**	342,729	353,222	10,492	94,961	1,786
Total	**3,537,410**	**4,033,116**	**495,706**	3,923,627	4,335,382	411,754	-386,216	83,951

(6) Cross shareholdings

1) Cross shareholdings (Market price available)
(Consolidated)

	Billions of Yen		
	Mar. 2007	Sep. 2006	Mar. 2006
Cost basis (A)	**481.9**	466.3	463.9
Mark-to-market basis	**989.1**	870.9	911.3
Tier I (B) (*)	**1,025.8**	964.6	909.3
Percentage (A) / (B)	**47.0%**	48.3%	51.0%

(*) Tier 1 for Mar. 2007 is stated in Basel II base (New standard) and Sep. 2006 and Mar. 2006 are stated in former standard.

2) Unwinding of cross shareholdings
(Non-consolidated)

	Billions of Yen			
	FY2006		FY2005	
	Full FY2006	1HFY2006	Full FY2005	1HFY2005
Cost basis	**47.1**	39.6	19.4	8.2

Note: Sales of Yachiyo Bank's No.1 Preferred Shares (25,000 shares, cost basis:28.7 billion yen) to Yachiyo Bank is included.

(7) Non-performing loans

After partial direct write-offs

1) Assets classified under the Financial reconstruction law (Banking a/c and principal guaranteed trust a/c combined)

(Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Assets classified under the Financial reconstruction law (a)	**117,550**	100,196	109,373	17,353	8,176
Loans in bankrupt and practically bankrupt	**6,499**	5,971	7,303	528	-804
Doubtful loans	**58,463**	23,420	19,323	35,043	39,140
Substandard loans (b)	**52,587**	70,805	82,746	-18,218	-30,158
Ordinary assets	**11,966,308**	12,007,577	11,458,248	-41,269	508,059
Loans to substandard debtors (excluding Substandard loans) (c)	**30,154**	27,451	34,295	2,702	-4,141
Loans to special mention debtors (excluding (b) and (c))	**703,710**	312,793	418,616	390,916	285,094
Loans to ordinary debtors	**11,232,443**	11,667,332	11,005,336	-434,889	227,106
Total loan balance (d)	**12,083,858**	12,107,774	11,567,622	-23,915	516,236
Ratio to total loan balance (a) / (d)	**1.0%**	0.8%	0.9%	0.2%	0.1%
Loans to substandard debtors (b)+(c)	**82,741**	98,256	117,042	-15,515	-34,300

Note: Partial direct write-offs: Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion yen

2) Risk managed loans (Banking a/c and principal guaranteed trust a/c combined)

(Consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Risk managed loans	**154,783**	134,921	139,690	19,861	15,093
Loans in bankruptcy proceedings	**2,534**	1,281	2,434	1,252	99
Other delinquent loans	**95,820**	60,532	46,880	35,288	48,939
Loans more than 3 months past due	**2**	2	3	-0	-0
Restructured loans	**56,425**	73,104	90,371	-16,678	-33,945
Total loans under risk management	**10,916,180**	11,097,686	10,738,028	-181,505	178,152
Ratio to total loan balance	**1.4%**	1.2%	1.3%	0.2%	0.1%

Note: Partial direct write-offs: Mar. 2007: 29.8 billion yen, Sep. 2006: 33.4 billion yen, Mar. 2006: 44.6 billion yen

(Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Risk managed loans	**117,317**	99,818	108,886	17,499	8,431
Loans in bankruptcy proceedings	**1,763**	493	1,781	1,270	-18
Other delinquent loans	**62,966**	28,519	24,358	34,447	38,608
Loans more than 3 months past due	**-**	-	-	-	-
Restructured loans	**52,587**	70,805	82,746	-18,218	-30,158
Total loans under risk management	**11,226,383**	11,280,863	10,904,350	-54,480	322,032
Ratio to total loan balance	**1.0%**	0.9%	1.0%	0.1%	0.0%

Note: Partial direct write-offs: Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion yen

3. Total risk adjusted assets and capital (Basel II)

(1) Risk measurement methodologies

Credit risk: Market risk: Operational risk:	Foundation Internal Ratings-Based Approach(*) Internal Models Approach Standardised Approach

(*) The Standardised Approach is applied to the retail exposure of Sumitomo Trust and its material consolidated subsidiaries as the phased rollout of the Foundation Internal Ratings-Based Approach. Sumitomo Trust plans for these business units a transition to the Foundation Internal Ratings-Based Approach, when it will have a suitable risk managemen system. The Standardised Approach is duly applicable in light of materiality to the business units such as small-sized subsidiaries as the exception of the Foundation Internal Ratings-Based Approach.

(2) BIS capital ratio (Preliminary)

(Consolidated)

	Millions of Yen				
	(New standard)	(Former standard)			
	Mar. 2007	Mar. 2007	Mar. 2006	Sep. 2006	Change from Mar. 2006
Total capital	**1,809,321**	1,966,663	1,595,890	1,780,659	370,772
Tier I	**1,025,848**	1,047,267	909,376	964,655	137,891
Minority interest in consolidated subsidiaries	**210,641**	210,641	159,032	160,669	51,609
Non-cumulative preferred capital notes	**183,000**	183,000	133,000	133,000	50,000
Goodwill (Deduction)	**104,877**	104,877	113,165	108,997	-8,287
50% of the total Expected Loss amount in excess of total eligible provisions (Deduction)	**21,419**	―	―	―	―
Tier II	**904,656**	977,245	761,195	887,849	216,050
Upper Tier II	**534,565**	607,155	416,195	516,565	190,960
Net unrealized gains on available-for-sale securities, net of tax	**223,049**	223,694	187,684	176,150	36,010
Revaluation surplus on land, after 55% discount	**875**	875	1,201	1,202	-326
General reserves (*1)	**5,626**	77,570	58,209	54,547	19,361
Perpetual subordinated debts	**305,015**	305,015	169,100	284,665	135,915
Lower Tier II	**370,090**	370,090	345,000	371,283	25,090
Termed subordinated debts, etc.	**370,090**	370,090	345,000	371,283	25,090
Deduction (double gearing)	**121,183**	57,850	74,680	71,844	-16,830
Total risk adjusted assets	**15,860,564**	16,153,688	14,640,708	15,411,217	1,512,980
Risk-weighted assets for credit risk	**15,036,218**	15,994,731	14,466,698	15,188,025	1,528,032
Market risk equivalent	**158,957**	158,957	174,009	223,192	-15,051
Operational risk equivalent	**665,388**	―	―	―	―
BIS capital ratio	**11.40%**	12.17%	10.90%	11.55%	1.27%
(Tier I ratio)	**6.46%**	6.48%	6.21%	6.25%	0.27%

(*1) General reserve (New standard) for Mar. 2007 is recorded as to correspond to the credit risk calculated by the Standardised Approach.
Note : Non-consolidated BIS capital ratio and Tier I ratio are 12.30% and 6.98%, respectively.

(3) Monitoring the interest rate risk of the banking account (Outlier ratio)

a. Measurement methodology

Grid Point Sensitivity Approach

b. Selected level of confidence or interest rate shock

For assets in Japanese yen, US dollar and Euro, 1st and 99th percentile of observed interest rate changes using a 1 year holding period and a minimum of 5 years of observations.

For assets in the currencies less than 5% of total assets or liabilities, an upward and downward 200 basis point parallel rate shock.

c. Definition of core deposits

The upper limit of the core deposits is defined as the minimum of the following:
(a) minimum balance in the last 5 years, (b) the balance after deducting the maximum annual outflow in the last 5 years from the current balance, or (c) the equivalent of 50% of the current balance. The maturity of up to 5 years (average 2.5 years) is assumed.

d. Outlier ratio

Outlier ratio was 6.26%, below the outlier level (more than 20%).

(Consolidated)

	Billions of Yen
	Mar. 2007 (Preliminary)
Total interate rate risk (A)	120.9
Tier I + Tier II (B)	1,930.5
Outlier ratio (A/B)	6.26%

4. Forecast

(1) Forecast for full FY2007

	Billions of Yen			
	Forecast for FY2007		FY2006	Change
	Full FY2007(A)	1HFY2007	(Actual) (B)	(A) - (B)
(Consolidated)				
Net business profits before credit costs	220.0	105.0	215.4	4.5
Net operating income	185.0	90.0	170.1	14.8
Net income	120.0	55.0	103.8	16.1
(Non-consolidated)				
Net business profits before credit costs	180.0	85.0	175.9	4.0
Net operating income	155.0	75.0	134.5	20.4
Net income	100.0	45.0	81.8	18.1
Total credit costs	25.0	10.0	40.5	-15.5
Dividend per common stock (Yen)	18.00	9.00	17.00	1.00
Consolidated dividend payout ratio (%)	25.1%	--------	27.4%	-2.3%

Note: Forecast is subject to change

5. Mid-term target

		Previous forecast	FY2006	FY2009
Consolidated Return on equity (*1)	Return (Net income) on stockholder's equity	(Approx. 12.00%)	11.30%	Approx. 12.00%
	Return (Net income) on equity	Approx. 10.00%	8.81%	(Approx. 10.00%)
Consolidated Tier 1 ratio (*2)		6.00% or more	6.46%	7.00% to 8.00%

(*1) Please refer to notes on page 4 for ROE definition.
(*2) Previous target was based on former standard (FY2006 Actual: 6.48%)

Midterm financial plan

	Billions of Yen		Billions of Yen
	FY2006	→	FY2009
Consolidated net business profits before credit costs	215.4		245.0 - 259.0
Non-consolidated net business profit before credit costs	175.9		204.0 - 218.0
Consolidated net operating income	170.1		220.0 - 234.0
Consolidated net income	103.8		133.0 - 140.0

II. Supplementary information

1. Summary of the financial results

(1) Major subsidiaries and affiliates

Company names	Capital	Primary business	STB Group's share in voting rights	(STB's share in voting rights)	Billions of Yen Net income FY2006	FY2005	Change
(Subsidiaries)							
The Sumishin Shinko Co., Ltd.	Yen 50 mil.	Property maintenance	100	(100)	0.3	-0.4	0.7
Sumishin Guaranty Co., Ltd.	Yen 100 mil.	Housing loan guaranty	100	(100)	3.9	1.2	2.7
First Credit Corporation	Yen 13,500 mil.	Finance services	100	(100)	9.3	8.6	0.7
STB Leasing Co., Ltd. (*1)	Yen 5,064 mil.	General leasing	100	(100)	16.5	2.9	13.6
STB Wealth Partners Co., Ltd.	Yen 155 mil.	Consulting	100	(100)	-0.0	-0.1	0.0
Sumishin Business Service Co., Ltd.	Yen 80 mil.	Agency services/temporary staffing/ training services	100	(100)	-0.0	0.0	-0.0
STB Real Estate Investment Management Co., Ltd.	Yen 300 mil.	Asset management	100	(100)	0.8	0.3	0.4
Japan TA Solution, Ltd.	Yen 2,005 mil.	Development and management of systems/ operations of entrusted data processing	80	(80)	-0.0	-0.4	0.3
Sumishin Matsushita Financial Services Co., Ltd.	Yen 20,520 mil.	General leasing/credit cards	66	(66)	3.1	4.8	-1.7
Sumishin Life Card Co., Ltd.	Yen 200mil.	Credit cards	51	(51)	0.0	0.0	-0.0
Sumishin Card Co., Ltd.	Yen 50 mil.	Credit cards	95	(50)	2.5	0.2	-2.3
STB Investment Corporation	Yen 35 mil.	Venture capital	100	(40)	0.0	0.0	-0.0
Sumishin Information Service Co., Ltd.	Yen 100 mil.	Information technology/ commissioned accounting operation	100	(35)	1.7	0.6	1.1
STB Asset Management Co., Ltd.	Yen 300 mil.	Asset management	100	(30)	0.7	0.6	0.1
STB Research Institute Co., Ltd.	Yen 300 mil.	Research and consulting/asset management	100	(29.8)	0.0	0.0	0.0
Sumishin Realty Co., Ltd.	Yen 300 mil.	Residential brokerage	100	(5)	3.9	1.3	2.5
The Sumitomo Trust Finance (H.K.) Ltd.	USD 45 mil.	Banking and security services	100	(100)	0.4	0.3	0.1
Sumitomo Trust and Banking (Luxembourg) S.A.	USD 30 mil.	Banking, security, and trust services	100	(100)	0.3	0.2	0.0
Sumitomo Trust and Banking Co. (U.S.A.)	USD 56 mil.	Banking and trust services	100	(100)	1.7	1.3	0.4
STB Omega Investment Ltd. (*2)	USD 60 mil.	Finance services	75	(75)	0.0	———	———
STB Preferred Capital (Cayman) Ltd.	Yen 85,000 mil.	Finance services	100	(100)	2.7	2.5	0.1
STB Preferred Capital 2 (Cayman) Ltd.	Yen 51,500 mil.	Finance services	100	(100)	1.4	0.2	1.1
STB Preferred Capital 3 (Cayman) Ltd. (*2)	Yen 51,500 mil.	Finance services	100	(100)	-	———	———
(Affiliates)							
Sumishin SBI Net Bank Research Co., Ltd.	Yen 9,000 mil.	Research and studies	50	(50)	-0.7	-0.0	-0.7
Japan Pension Operation Service, Ltd.	Yen 1,500 mil.	Pension plan administration services	50	(50)	0.1	-0.6	0.8
BUSINEXT CORPORATION	Yen 4,000 mil.	Finance services	40	(40)	0.6	2.4	-1.7
Human Resource Management & Consulting Co., Ltd.	Yen 519 mil.	Employees data administration	38.9	(38.9)	0.0	0.0	0.0
Top REIT Asset Management Co., Ltd.	Yen 300 mil.	Investment company (Asset management)	38	(38)	0.3	0.2	0.0
Japan Trustee Services Bank, Ltd.	Yen 51,000 mil.	Trust and banking	33.3	(33.3)	1.4	1.5	-0.0
Japan Trustee Information Systems, Ltd.	Yen 300 mil.	Information technology/ commissioned accounting operation	33.3	(5)	0.0	0.0	-0.0

(*1) STB Leasing Co., Ltd. became subsidiary company from affiliated company in December 2006.

(*2) STB Omega Investment Ltd. and STB Preferred Capital3 (Cayman) Ltd. are not included in financial results of FY2006.

(2) Breakdown of profit by business group

1) Gross business profits before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2006	FY2005	Change
Wholesale and Retail Client Services Group	**189.5**	179.4	10.0
Retail financial services	**84.2**	73.4	10.8
Wholesale financial services	**105.3**	106.0	-0.7
Stock transfer agency services	**19.5**	18.4	1.0
Global Markets	**48.7**	48.6	0.1
Fiduciary services	**55.9**	47.9	7.9
Pension asset management	**41.5**	37.5	3.9
Securities processing services	**14.4**	10.4	3.9
Real estate	**30.0**	34.2	-4.2
Fees paid for outsourcing	**-27.3**	-26.1	-1.1
Stock transfer agency services	**-13.0**	-12.2	-0.7
Fiduciary services	**-14.3**	-13.9	-0.4
Others (*)	**1.0**	2.2	-1.2
Gross business profits before credit costs	**297.7**	286.2	11.5

2) Net business profit before credit costs

(Non-consolidated)

	Billions of Yen		
	FY2006	FY2005	Change
Wholesale and Retail Client Services Group	**96.7**	89.1	7.5
Retail financial services	**27.3**	17.1	10.1
Wholesale financial services	**69.4**	72.1	-2.6
Stock transfer agency services	**4.5**	4.1	0.3
Global Markets	**39.4**	39.4	-0.0
Fiduciary services	**28.5**	20.6	7.8
Pension asset management	**19.9**	16.0	3.9
Securities processing services	**8.5**	4.6	3.8
Real estate	**22.6**	26.4	-3.7
Others (*)	**-11.4**	-11.0	-0.3
Net business profits before credit costs	**175.9**	164.6	11.2

(Consolidated)

	Billions of Yen		
	FY2006	FY2005	Change
Wholesale and Retail Client Services Group	**125.9**	113.0	12.8
Retail financial services	**29.6**	19.9	9.7
Wholesale financial services	**96.2**	93.1	3.1
Stock transfer agency services	**9.1**	8.2	0.9
Global Markets	**39.4**	39.4	-0.0
Fiduciary services	**33.1**	24.0	9.0
Pension asset management	**21.3**	16.7	4.5
Securities processing services	**11.7**	7.3	4.4
Real estate	**27.0**	29.6	-2.6
Others (*)	**-9.9**	-9.9	-0.0
Net business profits before credit costs	**215.4**	196.2	19.2

(*) Managerial accounting basis. Net of dividend income, cost of capital sourcing and head office expense is included.

2. Assets and liabilities

(1) Loans

1) Loans and consumer loans to small and mid-sized corporations
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Percentage points, Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Percentage to total loan balance	**50.3**	49.0	47.6	1.3	2.7
Loan balance	**5,317,577**	5,188,202	4,965,456	129,374	352,120

2) Consumer loans
(Banking a/c and principal guaranteed trust a/c combined) (Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Residential mortgage loans	**1,506,471**	1,424,355	1,337,460	82,115	169,011
Other consumer loans	**490,371**	489,984	507,547	387	-17,176
Total	**1,996,843**	1,914,340	1,845,008	82,503	151,835

3) Real estate non recourse loans
(Banking a/c) (Non-consolidated)

	Billions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Loan balance	**930.5**	871.3	737.0	59.2	193.5

4) Overseas loan by borrowers' location
(Non-consolidated)

	Millions of Yen				
	Mar. 2007			Mar. 2006	Change from Mar. 2006
	Total	Japanese affiliates	Non-Japanese		
North America	**302,514**	196,468	106,046	259,805	42,709
Europe	**132,816**	51,411	81,405	101,721	31,095
Asia	**257,074**	207,153	49,921	210,551	46,523

5) Loans by industry
(Non-consolidated)

	Millions of Yen						
	Mar. 2007				Mar. 2006		
	Banking a/c	**Trust a/c (*)**	**Banking + trust a/c**		Banking a/c	Trust a/c (*)	Banking + trust a/c
				Change from Mar. 2006			
Domestic Branches (excluding offshore)	**9,974,906**	**591,989**	**10,566,895**	**137,867**	9,673,647	755,381	10,429,028
Manufacturing	**1,297,427**	**24,877**	**1,322,304**	**40,475**	1,255,352	26,475	1,281,828
Agriculture, forestry, fishing, mining	**26,429**	**-**	**26,429**	**6,936**	19,356	136	19,492
Construction	**143,429**	**1,575**	**145,004**	**-7,799**	133,046	19,757	152,804
Energy and utilities	**159,684**	**2,679**	**162,364**	**-33,767**	141,613	54,518	196,131
Communication	**135,285**	**1,315**	**136,600**	**-26,994**	161,980	1,614	163,595
Transportation	**673,541**	**10,052**	**683,593**	**-16,279**	572,567	127,305	699,873
Wholesale and retail	**887,520**	**12,003**	**899,523**	**3,607**	874,244	21,671	895,915
Finance and insurance	**1,901,677**	**50,961**	**1,952,639**	**-127,600**	1,998,943	81,295	2,080,239
Real estate	**1,413,205**	**10,330**	**1,423,536**	**121,726**	1,251,299	50,509	1,301,809
Various services	**1,252,938**	**195,310**	**1,448,249**	**-60,921**	1,488,782	20,388	1,509,171
Others	**2,083,767**	**282,882**	**2,366,650**	**238,483**	1,776,460	351,706	2,128,166
Overseas branches and offshore	**822,533**	**-**	**822,533**	**143,582**	678,951	-	678,951
Total	**10,797,440**	**591,989**	**11,389,429**	**281,450**	10,352,598	755,381	11,107,979

(*) Trust a/c is principal guaranteed trust a/c

(2) Assets classified under the Financial reconstruction law

(After partial direct write-offs)

1) Banking a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Assets classified under the Financial reconstruction law (a)	**98,032**	80,176	77,474	17,856	20,557
Loans in bankrupt and practically bankrupt	**4,211**	3,661	4,145	550	66
Doubtful loans	**58,063**	22,789	18,456	35,273	39,606
Substandard loans (b)	**35,758**	53,725	54,873	-17,966	-19,114
Ordinary assets	**11,556,882**	11,617,493	10,938,394	-60,611	618,487
Loans to substandard debtors (excluding Substandard loans) (c)	**28,948**	26,224	32,515	2,724	-3,566
Loans to special mention debtors (excluding (b) and (c))	**702,297**	310,896	411,684	391,401	290,613
Loans to ordinary debtors	**10,825,635**	11,280,372	10,494,194	-454,736	331,441
Total loan balance (d)	**11,654,915**	11,697,670	11,015,869	-42,754	639,045
Ratio to total loan balance (a) / (d)	**0.8%**	0.7%	0.7%	0.1%	0.1%
Loans to substandard debtors (b)+(c)	**64,707**	79,949	87,388	-15,242	-22,681

Note: Partial direct write-offs: Mar. 2007: 23.5 billion yen, Sep. 2006: 26.8 billion yen, Mar. 2006: 37.7 billion yen

2) Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Assets classified under the Financial reconstruction law (e)	**19,517**	20,020	31,898	-502	-12,380
Loans in bankrupt and practically bankrupt	**2,287**	2,309	3,157	-21	-870
Doubtful loans	**400**	630	867	-229	-466
Substandard loans (f)	**16,829**	17,080	27,873	-251	-11,044
Ordinary assets	**409,425**	390,083	519,854	19,341	-110,428
Loans to substandard debtors (excluding Substandard loans) (g)	**1,205**	1,226	1,779	-21	-574
Loans to special mention debtors (excluding (f) and (g))	**1,412**	1,897	6,931	-484	-5,518
Loans to ordinary debtors	**406,807**	386,959	511,142	19,847	-104,335
Total loan balance (h)	**428,943**	410,104	551,752	18,838	-122,809
Ratio to total loan balance (e) / (h)	**4.6%**	4.9%	5.8%	-0.3%	-1.2%
Loans to substandard debtors (f)+(g)	**18,034**	18,307	29,653	-272	-11,618

3) Asset classified under the Financial reconstruction law as of March 31, 2007 (Non-consolidated)

(Banking a/c) (in millions of Yen)

	Balance	Coverage ratio	Collateral/Reserves		Reserve ratio
Loans in bankrupt/ practically bankrupt (A)	(a) 4,211 (4,145)	100% (100%)	Specific loan loss reserves (b)	409	100%
			Guarantee and collateral (c)	3,802	(b) / ((a)-(c))
Doubtful loans (B)	(d)		Uncovered	8,701	68%
	58,063	85%	Specific loan loss reserves (e)	18,500	(76%)
	18,456	(88%)	Guarantee and collateral (f)	30,862	(e) / ((d)-(f))
Substandard loans (C)	(g)		Uncovered	19,371	26%
	35,758	45%	General reserves (h)	6,927	(33%)
	(54,873)	(67%)	Guarantee and collateral (i)	9,460	(h) / ((g)-(i))
Ordinary assets	11,556,882 (10,938,394)		General reserves	65,041	
			Reserves for loans to borrowers in specific foreign countries	720	
Total	11,654,915 (11,015,869)		Total of (A), (B) and (C)	98,032 (77,474)	Ratio to total loan balance 0.8%

(Principal guaranteed trust a/c) (in millions of Yen)

	Balance	Coverage Ratio	Collateral/Reserves		Reserves for principal
Loans in bankrupt/ practically bankrupt (D)	2,287 (3,157)	100% (100%)	Guarantee and collateral	2,287	Reserves for loan trust 4,136
Doubtful loans (E)	400 (867)	99% (93%)	Uncovered	3	
			Guarantee and collateral	397	Reserves for JOMT (Jointly-operated money trust) 1,235
Substandard loans (F)	16,829 (27,873)	100% (85%)	Guarantee and collateral	16,829	
Ordinary assets	409,425 (519,854)				
Total	428,943 (551,752)		Total of (D), (E) and (F)	19,517 (31,898)	Ratio to total loan balance 4.6%

(Banking a/c and principal guaranteed trust a/c combined)

Grand total	12,083,858 (11,567,622)	Total of (A),(B),(C),(D),(E) and (F)	117,550 (109,373)	Ratio to grand total loan balance 1.0%

Note: Numbers in parenthesis are as of Mar. 2006

4) Reserves for possible loan losses

Banking account (Consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Reserves for possible loan losses	**106,671**	79,823	76,206	26,848	30,465
General reserves	**76,383**	54,547	58,209	21,835	18,173
Specific loan loss reserves	**29,568**	24,725	17,691	4,842	11,876
Reserves for loans to borrowers in specific foreign countries	**720**	550	305	169	414

Banking account (Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Reserves for possible loan losses	**97,879**	69,873	66,501	28,006	31,378
General reserves	**72,760**	50,565	53,882	22,194	18,878
Specific loan loss reserves	**24,398**	18,757	12,312	5,641	12,086
Reserves for loans to borrowers in specific foreign countries	**720**	550	305	169	414

Principal guaranteed trust a/c (Non-consolidated)

	Millions of Yen				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Reserves for loan trust	**4,136**	4,630	5,011	-494	-874
Reserves for jointly-operated money trust	**1,235**	852	504	382	730
Total	**5,372**	5,483	5,516	-111	-143

5) Reserve ratio for loans to special mention/ordinary debtors (general reserves)

Banking account (Non-consolidated)

	Percentage points				
	Mar. 2007	Sep. 2006	Mar. 2006	Change from Sep. 2006	Change from Mar. 2006
Special mention	**7.6**	9.3	8.2	-1.7	-0.6
Substandard debtors	**14.1**	12.2	15.4	1.9	-1.3
Against uncovered portion	**24.8**	37.7	44.6	-12.9	-19.8
Other than substandard debtors	**7.0**	8.6	6.6	-1.6	0.4
Ordinary debtors	**0.1**	0.1	0.1	0.0	0.0

Note: Reserve ratio = general reserves/loan amount

(3) Final disposal of non-performing loans

(Banking a/c and principal guaranteed trust a/c combined)

1) Loans outstanding indoubtful or worse categories (Non-consolidated)

Total

	Billions of Yen									
	Before Mar. 2003	Sep. 2003	Mar. 2004	Sep. 2004	Mar. 2005	Sep. 2005	Mar. 2006	Sep. 2006	Mar. 2007	Change from Sep. 2006
Loans in bankrupt/practically bankrupt	**127.7**	**25.7**	**18.7**	**79.2**	**15.5**	**42.2**	**7.3**	**6.0**	**6.5**	**0.5**
Doubtful loans	**881.1**	**133.6**	**113.1**	**47.9**	**88.1**	**20.6**	**19.3**	**23.4**	**58.5**	**35.0**
Total	**1,008.8**	**159.4**	**131.8**	**127.1**	**103.6**	**62.9**	**26.6**	**29.4**	**65.0**	**35.6**
Loans outstanding in doubtful or worse categories as of Mar. 2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt	127.7	24.9	15.5	72.1	8.1	5.0	4.7	3.7	3.3	-0.4
Doubtful loans	881.1	117.9	87.2	19.6	13.9	8.2	6.5	5.9	1.7	-4.2
Total	1,008.8	142.7	102.7	91.7	22.0	13.2	11.2	9.6	5.1	-4.6
New entry to doubtful or worse categories during 1HFY2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt		0.9	0.5	1.7	0.2	0.5	0.3	0.3	0.2	-0.1
Doubtful loans		15.8	12.9	7.1	6.8	4.6	0.3	0.4	0.2	-0.2
Total		16.7	13.4	8.8	6.9	5.1	0.6	0.7	0.4	-0.3
New entry to doubtful or worse categories during 2HFY2003 and disposal thereafter										
Loans in bankrupt/practically bankrupt			2.7	3.9	1.5	1.0	0.6	0.1	0.0	-0.0
Doubtful loans			13.0	8.4	0.4	0.3	0.1	0.1	0.1	-0.0
Total			15.7	12.3	1.9	1.3	0.8	0.2	0.1	-0.0
New entry to doubtful or worse categories during 1HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt				1.5	0.9	0.3	0.2	0.1	0.1	-0.0
Doubtful loans				12.8	2.1	1.8	1.5	1.1	1.0	-0.1
Total				14.3	3.0	2.1	1.8	1.2	1.1	-0.1
New entry to doubtful or worse categories during 2HFY2004 and disposal thereafter										
Loans in bankrupt/practically bankrupt					4.7	34.1	0.5	0.3	0.3	-0.0
Doubtful loans					65.0	0.6	0.5	0.4	0.4	-0.0
Total					69.7	34.8	1.0	0.7	0.7	-0.0
New entry to doubtful or worse categories during 1HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt						1.4	0.3	0.4	0.4	-0.0
Doubtful loans						5.1	3.3	2.7	2.6	-0.1
Total						6.4	3.6	3.1	2.9	-0.1
New entry to doubtful or worse categories during 2HFY2005 and disposal thereafter										
Loans in bankrupt/practically bankrupt							0.6	0.4	0.2	-0.2
Doubtful loans							7.0	3.3	2.5	-0.8
Total							7.7	3.7	2.6	-1.1
New entry to doubtful or worse categories during 1HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt								0.7	0.4	-0.4
Doubtful loans								9.6	1.9	-7.7
Total								10.3	2.3	-8.0
New entry to doubtful or worse categories during 2HFY2006 and disposal thereafter										
Loans in bankrupt/practically bankrupt									1.6	
Doubtful loans									48.2	
Total									49.8	

2) Progress of final disposal

(Non-consolidated) (in Billions of Yen)

Period	Primary amount	Amount as of 2HFY2006	Quasi final disposal or in the process of final disposal	Amount of final disposal during 2HFY2006	Ratio of final disposal progression (%)	Adjusted ratio of final disposal progression (*) (%)
Before 2HFY2002	1,008.8	5.1	2.8	4.6	99.8	99.9
1HFY2003	16.7	0.4	0.2	0.3	97.7	98.8
2HFY2003	15.7	0.1	0.0	0.0	99.2	99.4
1HFY2004	14.3	1.1	0.0	0.1	92.2	92.4
2HFY2004	69.7	0.7	0.3	0.0	99.1	99.4
1HFY2005	6.4	2.9	0.3	0.1	54.9	59.0
2HFY2005	7.7	2.6	0.1	1.1	65.7	66.7
1HFY2006	10.3	2.3	0.2	8.0	78.0	80.0
2HFY2006	49.8	49.8	0.2	-	-	0.3
Total		65.0	4.0	14.2		

(*) Ratio of final disposal progression considering quasi final disposal

(4) Deferred tax assets

1) Major factors for deferred tax assets and deferred tax liabilities

(Consolidated)

	Billions of Yen	
	Mar. 2007	Mar. 2006
Deferred tax assets (on the balance sheet) (1)	26.1	20.3
Reserves for possible loan losses (including taxable losses on write-offs)	40.2	9.1
Devaluation of securities	33.0	34.8
Reserves for employee retirement benefit	25.0	16.1
Loss carry forwards	13.0	49.3
Unrealized profit	5.4	3.0
Others	32.6	26.6
Valuation allowance	-22.0	-24.2
Offset with deferred tax liabilities	-101.3	-94.6
Deferred tax liabilities (on the balance sheet) (2)	107.3	77.0
Net unrealized gains on available-for-sale securities	201.4	167.4
Others	7.2	4.1
Offset with deferred tax assets	-101.3	-94.6
Net deferred tax assets (1)-(2)	-81.1	-56.7
Percentage to Tier 1 (*1)	-	-
Tier 1 (*2)	1,025.8	909.3

(*1) As the offset result is negative (deferred tax liabilities), number is stated " - ".

(*2) Tier 1 for Mar. 2007 is stated in Basel II base (New standard) and Mar. 2006 is stated in former standard.

(Non-consolidated)

	Billions of Yen	
	Mar. 2007	Mar. 2006
Deferred tax assets (on the balance sheet) (1)	-	-
Reserves for possible loan losses (including taxable losses on write-offs)	33.8	2.1
Devaluation of securities	33.0	34.8
Reserves for employee retirement benefit	11.6	11.8
Loss carry forwards	-	33.3
Others	30.2	18.7
Valuation allowance	-10.0	-6.4
Offset with deferred tax liabilities	-98.6	-94.4
Deferred tax liabilities (on the balance sheet) (2)	107.0	76.7
Net unrealized gains on available-for-sale securities	201.2	167.3
Others	4.3	3.9
Offset with deferred tax assets	-98.6	-94.4
Net deferred tax assets (1)-(2)	-107.0	-76.7
Percentage to Tier 1 (*1)	-	-
Tier 1 (*2)	1,062.8	978.1

(*1) As the offset result is negative (deferred tax liabilities), number is stated " - ".

(*2) Tier 1 for Mar. 2007 is stated in Basel II base (New standard) and Mar. 2006 is stated in former standard.

2) Adequacy for calculating and posting net deferred tax assets (Non-consolidated)

Amount of loss carried forward has been used up in FY2006.

Thus, the item 2 of the practical guideline, " Treatment for audit of recoverability of deferred tax assets"(*) is applicable.

And net deferred tax assets are posted based on the tax planning with limits of not more than the total future taxable income.

(*) Classification of companies in the practical guideline, the Japanese Institute of Certified Public Accountants ("JICPA") Industry Auditing Committee Report No. 66 Treatment for audit of recoverability of deferred tax assets (November 9, 2001)

Item 2: Companies which show stable business performance but do not report taxable income enough for covering temporary differences that will result in deductible amounts in the future years.

	Billions of Yen				
	FY2006	FY2005	FY2004	FY2003	FY2002
Taxable income before deduction of loss carry forwards	195.7	93.6	103.2	33.8	-221.2
Net business profit before credit costs	175.9	164.6	148.2	145.0	158.8

Note: Taxable income before deduction of loss carry forwards of FY2006 is estimated amount.

(5) Employee retirement benefits

(Consolidated)

		Millions of Yen		
		Mar. 2007	Mar. 2006	Change from Mar. 2006
Projected benefit obligation	(A)	**230,848**	222,301	8,546
(Discount rate)		**(2.0%)**	(2.0%)	(—%)
Plan assets (market value)	(B)	**310,612**	322,252	-11,639
Reserves for employee retirement benefits	(C)	**10,078**	10,204	-125
Advanced benefit paid	(D)	**80,391**	68,067	12,324
Unrecognized net prior service cost	(E)	**842**	1,108	-265
Unrecognized net actuarial loss	(A-B-C+D-E)	**-10,294**	-43,195	32,901

	Millions of Yen		
	FY2006	FY2005	Change
Retirement benefit expenses	**-5,105**	7,287	-12,393

(Non-consolidated)

		Millions of Yen		
		Mar. 2007	Mar. 2006	Change from Mar. 2006
Projected benefit obligation	(A)	**211,701**	203,872	7,828
(Discount rate)		**(2.0%)**	(2.0%)	(—%)
Plan assets (market value)	(B)	**300,709**	312,984	-12,275
Reserves for employee retirement benefits	(C)	**200**	195	4
Advanced benefit paid	(D)	**80,362**	68,067	12,295
Unrecognized net prior service cost	(E)	**1,117**	1,428	-310
Unrecognized net actuarial loss	(A-B-C+D-E)	**-9,963**	-42,668	32,704

	Millions of Yen		
	FY2006	FY2005	Change
Retirement benefit expenses	**-6,687**	6,172	-12,859
Service cost-benefits earned	**4,075**	3,889	186
Interest cost on projected benefit obligation	**4,073**	3,893	180
Expected return on plan assets	**-13,892**	-7,787	-6,105
Amortization of prior service cost	**310**	310	0
Amortization of net actuarial losses	**-1,760**	5,217	-6,978
Others (additional benefit at retirement, etc)	**506**	649	-142

The Sumitomo Trust & Banking Co., Ltd.
May 21, 2007

Changes in Directors and Executive Officers
(As of June 28, 2007)

The Sumitomo Trust & Banking Co., Ltd. hereby notifies the following changes of Directors and Executive Officers.

(1)	Retiring Representative Directors (Currently Representative Director, Senior Executive Officer) (Currently Representative Director, Senior Executive Officer)	 Hideo Fujii Ikuho Inoue
(2)	Candidate for Directors Director, Managing Executive Officer (Currently Managing Executive Officer) Director, Managing Executive Officer (Currently Executive Officer, GM of Group Planning Unit, Global Markets, GM of Treasury Unit, Global Markets and GM of Alternative Investment Unit, Global Markets) Director [Currently Representative Director, President of STB Leasing Co., Ltd.]	 Hiroaki Okuno Sumikazu Tsutsui Jiro Araki
(3)	Retiring Director (Currently Director, Managing Executive Officer)	 Masahiko Nakai
(4)	Candidate for Executive Officers Managing Executive Officer (Currently Executive Officer) Managing Executive Officer (Currently Executive Officer, GM of Global Credit Investment Management Department) Executive Officer (Currently GM of Internal Audit Department) Executive Officer (Currently GM of Corporate Business Department I, Osaka) Executive Officer (Currently GM of Tokyo Corporate Business Department IV)	 Mitsuru Nawata Hideo Amemiya Kazuyoshi Arakawa Ken Kataoka Shigemasa Shibata

	Executive Officer (Currently GM of Wholesale Business Planning Department)	Masayuki Imanaka
	Executive Officer (Currently GM of Corporate Planning Department)	Yukihiro Kitano
(5)	Retiring Executive Officer	
	(Currently Executive Officer, GM of Real Estate Business Planning Department)	Tadashi Chida
	(Currently Executive Officer), [Currently Representative Director, President of STB Asset Management Co., Ltd.]	Seiichi Hirata

GM : General Manager

END